IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2020 and for the three-month period ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 78, beginning on July 1st, 2019.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 29, 2018.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up nominal value (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 359,102,219 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 62.34% (1).

	CAPITAL STATUS
Type of stock	Shares authorized for Public Offering (2)	Subscribed, issued and paid up nominal value (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CODM	Chief operating decision maker
CPF	Collective Promotion Funds
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
Eclsa	E-Comerce Latina S.A.
Efanur	Efanur S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
HASAU	Hoteles Argentinos S.A.U.
IAS	International Accounting Standards
IASB IBC	International Accounting Standards Board Israel Broadband Company
IDBT	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
ISPRO	Ispro the Israel Properties Rental Corp. Ltd.
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
LRSA Mehadrin	La Rural S.A. Mehadrin Ltd.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum presumed income tax
NCN	Non-convertible notes
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate LTD
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
TGLT	TGLT S.A
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2020 and June 30, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2020	06.30.2020
ASSETS
Non-current assets
Investment properties	8	166,478	244,966
Property, plant and equipment	9	2,338	40,618
Trading properties	10, 22	1,328	5,228
Intangible assets	11	1,186	29,911
Right-of-use assets	12	621	21,379
Investments in associates and joint ventures	7	12,718	80,089
Deferred income tax assets	19	148	681
Income tax and MPIT credit		26	27
Restricted assets	13	-	2,014
Trade and other receivables	14	1,881	24,898
Investments in financial assets	13	506	3,782
Derivative financial instruments	13	-	153
Total non-current assets		187,230	453,746
Current assets
Trading properties	10, 22	218	2,493
Inventories	22	65	5,041
Restricted assets	13	8	6,684
Income tax and MPIT credit		105	331
Group of assets held for sale	28	-	44,868
Trade and other receivables	14	4,998	39,986
Investments in financial assets	13	3,378	20,922
Financial assets held for sale	13	-	3,636
Derivative financial instruments	13	16	227
Cash and cash equivalents	13	4,397	97,276
Total current assets		13,185	221,464
TOTAL ASSETS		200,415	675,210
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		70,375	61,500
Non-controlling interest		23,364	70,544
TOTAL SHAREHOLDERS’ EQUITY		93,739	132,044
LIABILITIES
Non-current liabilities
Borrowings	17	31,967	320,616
Lease liabilities		586	14,400
Deferred income tax liabilities	19	42,121	47,408
Trade and other payables	16	1,745	2,335
Provisions	18	145	3,297
Employee benefits		-	481
Derivative financial instruments	13	29	59
Salaries and social security liabilities		33	210
Total non-current liabilities		76,626	388,806
Current liabilities
Trade and other payables	16	5,007	31,943
Borrowings	17	24,471	84,338
Lease liabilities		139	5,242
Provisions	18	108	2,627
Group of liabilities held for sale	28	-	23,912
Salaries and social security liabilities		235	4,419
Income tax and MPIT liabilities		30	673
Derivative financial instruments	13	60	1,206
Total current liabilities		30,050	154,360
TOTAL LIABILITIES		106,676	543,166
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		200,415	675,210

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain

President

..

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Three month
	Note	09.30.2020	09.30.2019
Revenues	20	1,609	4,487
Costs	21, 22	(1,097)	(1,682)
Gross profit		512	2,805
Net gain from fair value adjustment of investment properties	8	24,089	12,349
General and administrative expenses	21	(644)	(661)
Selling expenses	21	(450)	(295)
Other operating results, net	23	(18)	(56)
Profit from operations		23,489	14,142
Share of profit of associates and joint ventures	7	147	737
Profit before financial results and income tax		23,636	14,879
Finance income	24	56	83
Finance costs	24	(1,593)	(1,782)
Other financial results	24	624	(9,152)
Inflation adjustment		(29)	(393)
Financial results, net		(942)	(11,244)
Profit before income tax		22,694	3,635
Income tax expense	19	(7,958)	(2,505)
Profit for the period from continuing operations		14,736	1,130
(Loss) / profit for the period from discontinued operations	29	(6,396)	13,887
Profit for the period		8,340	15,017
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		(5,833)	71
Other reserves		1,954	1,730
Items that may not be reclassified subsequently to profit or loss, net of income tax:		-	-
Actuarial profit from defined contribution plans		-	(11)
Other comprehensive (loss) / income for the period from continuing operations		(3,879)	1,790
Other comprehensive (loss) / income for the period from discontinued operations		(4,794)	14,057
Total other comprehensive (loss) / income for the period		(8,673)	15,847
Total comprehensive (loss) / income for the period		(333)	30,864

Total comprehensive income from continuing operations		10,857	2,920
Total comprehensive (loss) / income from discontinued operations		(11,190)	27,944
Total comprehensive (loss) / income for the period		(333)	30,864

Profit for the period attributable to:
Equity holders of the parent		6,615	4,509
Non-controlling interest		1,725	10,508

Profit from continuing operations attributable to:
Equity holders of the parent		11,679	247
Non-controlling interest		3,057	883

Total comprehensive income / (loss) attributable to:
Equity holders of the parent		2,914	3,568
Non-controlling interest		(3,247)	27,296

Total comprehensive income / (loss) from continuing operations attributable to:
Equity holders of the parent		15,034	2,062
Non-controlling interest		(4,177)	858

Profit per share attributable to equity holders of the parent:
Basic		11.50	7.84
Diluted		11.42	7.84

Profit per share from continuing operations attributable to equity holders of the parent:
Basic		20.31	0.43
Diluted		20.17	0.43

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain

President

..

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2020	575	4	14,613	15,653	102	522	10,124	6,345	13,562	61,500	70,544	132,044
Profit for the period	-	-	-	-	-	-	-	-	6,615	6,615	1,725	8,340
Other comprehensive loss for the period	-	-	-	-	-	-	-	(3,701)	-	(3,701)	(4,972)	(8,673)
Total profit and other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(3,701)	6,615	2,914	(3,247)	(333)
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	4	4
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(20)	(20)
Other changes in equity	-	-	-	-	-	-	-	5,926	-	5,926	(43,846)	(37,920)
Reserve for share-based payments	-	-	-	-	2	-	-	(2)	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	35	-	35	(71)	(36)
Balance as of September 30, 2020	575	4	14,613	15,653	104	522	10,124	8,603	20,177	70,375	23,364	93,739

(1) Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2) Related to CNV General Resolution N° 609/12.
(3) Group´s other reserves for the period ended September 30, 2020 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2020	(185)	(5,673)	212	1,822	(784)	(394)	11,190	(422)	115	464	6,345
Other comprehensive loss for the period	-	-	-	-	(3,476)	(78)	-	(147)	-	-	(3,701)
Total comprehensive loss for the period	-	-	-	-	(3,476)	(78)	-	(147)	-	-	(3,701)
Reserve for share-based payments	1	-	(3)	-	-	-	-	-	-	-	(2)
Changes in non-controlling interest	-	35	-	-	-	-	-	-	-	-	35
Other changes in equity	-	(52)	-	-	5,034	215	-	784	(115)	60	5,926
Balance as of September 30, 2020	(184)	(5,690)	209	1,822	774	(257)	11,190	215	-	524	8,603

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain

President

.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2019	575	4	14,613	15,653	85	522	10,121	73,258	(65,479)	49,352	82,692	132,044
Adjustments previous periods (IFRS 9 and 15)	-	-	-	-	-	-	-	-	(1,248)	(1,248)	(926)	(2,174)
Balance as of July 1, 2018 (recast)	575	4	14,613	15,653	85	522	10,121	73,258	(66,727)	48,104	81,766	129,870
Profit for the period	-	-	-	-	-	-	-	-	4,509	4,509	10,508	15,017
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(941)	-	(941)	16,788	15,847
Total profit / (loss) and other comprehensive income for the period	-	-	-	-	-	-	-	(941)	4,509	3,568	27,296	30,864
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	11	11
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(18)	(18)
Decrease due to loss of control	-	-	-	-	-	-	-	-	25	25	(46,419)	(46,394)
Changes in non-controlling interest	-	-	-	-	-	-	-	(185)	-	(185)	(74)	(259)
Balance as of September 30, 2019	575	4	14,613	15,653	85	522	10,121	72,132	(62,193)	51,512	62,562	114,074

(1) Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2) Related to CNV General Resolution N° 609/12.
(3) Group’s other reserves for the period ended September 30, 2019 are comprised as follows:

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Special reserve	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2019	(176)	(5,678)	223	1,821	282	(10)	76,906	(334)	112	112	73,258
Other comprehensive loss for the period	-	-	-	-	(866)	-	-	-	(75)	-	(941)
Total comprehensive loss for the period	-	-	-	-	(866)	-	-	-	(75)	-	(941)
Share-based compensation	3	-	(3)	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	(185)	-	-	-	-	-	-	-	-	(185)
Balance as of September 30, 2019	(173)	(5,863)	220	1,821	(584)	(10)	76,906	(334)	37	112	72,132

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain

President

..

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2020	09.30.2019
Operating activities:
Net cash generated from continuing operating activities before income tax paid	15	1,138	2,926
Income tax and MPIT paid		(3)	(197)
Net cash generated from continuing operating activities		1,135	2,729
Net cash generated from discontinued operating activities		2,227	7,738
Net cash generated from operating activities		3,362	10,467
Investing activities:
Acquisition of interest in associates and joint ventures		-	(5)
Contributions and issuance of capital in associates and joint ventures		(8)	(112)
Acquisition and improvements of investment properties		(719)	(824)
Proceeds from sales of investment properties		9,604	-
Acquisitions and improvements of property, plant and equipment		(45)	(40)
Acquisitions of intangible assets		(6)	(7)
Net increase of restricted deposits		-	(226)
Dividends collected from associates and joint ventures		-	26
Proceeds from loans granted		-	45
Acquisitions of investments in financial assets		(6,181)	(11,245)
Proceeds from disposal of investments in financial assets		6,809	14,811
Interest received from financial assets		157	202
Dividends received from financial assets		-	4
Loans granted		-	(639)
Net cash generated from continuing investing activities		9,611	1,990
Net cash generated from discontinued investing activities		31,830	1,500
Net cash generated from investing activities		41,441	3,490
Financing activities:
Borrowings and issuance of non-convertible notes		3,466	16,293
Payment of borrowings and non-convertible notes		(20,009)	(17,730)
Collections of short term loans, net		4,861	1,686
Interests paid		(2,624)	(2,203)
Repurchase of non-convertible notes		(66)	(1,972)
Acquisition of non-controlling interest in subsidiaries		(53)	(246)
Sale of own non-convertible notes		525	-
Net proceeds from derivate financial instrument		(225)	258
Net cash (used in) / generated from continuing financing activities		(14,125)	(3,914)
Net cash generated from /(used in) discontinued financing activities		(13,019)	(31,325)
Net cash generated from financing activities		(27,144)	(35,239)
Net (decrease) / increase in cash and cash equivalents from continuing activities		(3,379)	805
Net (decrease) / increase in cash and cash equivalents from discontinued activities		21,038	(22,087)
Net (decrease) / increase in cash and cash equivalents		17,659	(21,282)
Cash and cash equivalents at beginning of period		97,276	93,059
Cash and cash equivalents reclassified as held-for-sale		-	36
Deconsolidation of subsidiaries		(104,164)	-

Foreign exchange gain and inflation adjustment on cash and changes in fair value of cash equivalents		(6,374)	13,875
Cash and cash equivalents at end of period	13	4,397	85,688

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on November 17, 2020.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and IFIS Limited is our ultimate parent company.

The Group has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies, as explained below, the Group has lost control of the Israel Operations Center and it has been deconsolidated as of September 30, 2020:

  (*) See note 4. to the Annual Financial Statements for more information about the changes within the Operations Center in Israel.

Operations Center in Israel

As stated in Note 1. to the consolidated financial statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed from its functions, therefore, the Group lost control as of that date. For comparability purposes, the results of the Israel Operations Center for the three-month periods ended September 30 have been reclassified to discontinued operations.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2020 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of three month ended September 30, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended September 30, 2020, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of September 30, 2020 (accumulated three months)
Price variation	8%

As a consequence of the aforementioned, these financial statements as of September 30, 2020 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2020 and September 30, 2019 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in IDBD See note 1. to these Financial Statements.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements, except for those mentioned in Note 30.

3.
Seasonal effects on operations

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2020 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2020, are detailed in Note 4 to the Annual Financial Statements.

A.
Sale of floors from Boston Tower

On July 15, 2020, IRSA CP entered into a preliminary sale agreement (with delivery of possession) with respect to a medium-height floor from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 1,063 sq. meters and 5 parking lots located in the building. The price of the transaction was Ps. 477.7 (US$ 6.7), which has been paid in full.

On August 26, 2020, IRSA CP executed a preliminary sale agreement (with delivery of possession) with respect to 5 floors from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 6,235 sq. meters and 25 parking lots located in the building. The price of the transaction was Ps. 2,562 million (US$ 34.7 million), which has been paid in full.

B.
Bouchard sale

On July 30, 2020, IRSA CP sold the entire “Bouchard 710” building, located in the Plaza Roma district of the City of Buenos Aires. The tower has a gross leasable area of 15,014 sq. meters divided into 12 floors for office use and 116 parking lots. The price of the transaction was approximately Ps. 6,300 million (US$ 87 million), which has been paid in full.

C.
Lipstick Building, New York, United States

On August 7, 2020, Metropolitan signed an agreement with the owner of the Ground Lease in which it terminated the relationship, leaving the administration of the building. Accordingly, at June 30, 2020, the Group derecognized Metropolitan's liabilities associated with the ground lease, as well as all the assets and liabilities associated with the building and the administration of the building; and made an agreement with the owner of the Ground Lease that states that Metropolitan is completely released from responsibilities, except for (i) claims for liabilities prior to June 1, 2020 from people who have performed work or provided services in the Building or to Metropolitan and (ii) claims from people who have had an accident on the property dated after August 7, 2020.

D.
Condor Merger Agreement

On July 19, 2019, Condor entered into a merger agreement with Nextponint Hospitality Trust. In accordance with the contractual terms, each Condor common share, with a par value of USD 0.01 per share, was canceled prior to the merger and became the right to receive a cash amount equivalent to USD 11.10 per share. ordinary action. Additionally, in accordance with the terms and conditions of the merger agreement, each Class E convertible share was automatically canceled and became the right to receive a cash amount equivalent to USD 10.00 per share.

The closing of the transaction, which had been scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor entered into an agreement with Nextponint Hospitality Trust and some of its affiliates ("NHT Parties") to resolve any and all claims between them related to the aforementioned merger agreement.

Under the agreement with NHT, the Parties will make three payments to Condor in three installments, with the last payment maturing on December 30, 2020 and for a total of USD 7.0 million.

As of the date of presentation of these financial statements, the Company has 2,245,100 ordinary shares and 325,752 Series E shares of Condor.

E.
Loss of control of IDBD

As described in Note 1. to these financial statements, at the end of September 2020, the Group has lost control of IDBD, deconsolidating the related assets and liabilities and reclassifying the operations from this operations center to discontinued operations.

The following table details the net assets disposed:

09.30.2020
ASSETS
Investment properties	84,251
Property, plant and equipment	34,396
Trading properties	5,512
Intangible assets	26,194
Right-of-use assets	18,530
Investments in associates and joint ventures	34,721
Deferred income tax assets	407
Income tax credit	305
Restricted assets	6,021
Trade and other receivables	50,669
Investments in financial assets	22,680
Derivative financial instruments	264
Inventories	3,377
Group of assets held for sale	39,441
Cash and cash equivalents	104,164
TOTAL ASSETS	430,932
Borrowings	305,070
Lease liabilities	16,984
Deferred income tax liabilities	11,655
Trade and other payables	22,782
Income tax liabilities	427
Provisions	5,085
Employee benefits	447
Derivative financial instruments	447
Salaries and social security liabilities	3,173
Group of liabilities held for sale	20,646
TOTAL LIABILITIES	386,716
TOTAL NET ASSETS	44,216
Non-controlling interest	(43,846)
Result for loss of control	370
Recycling of currency translation adjustment and other reserves	(3,252)
Total result for loss of control (*)	(2,882)

(*) Included within discontinued operations

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2020 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost) except for what is mentioned in Note 30 in relation to COVID-19. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments, except as mentioned in Note 30.

6.
Segment information

As explained in Note 6 to the Annual Financial Statements, the Group reports its financial performance separately in two Operations Centers. As described in Note 1, the Group lost control of IDBD and has reclassified its results to discontinued operations. Segment information for the period ended September 30, 2019 has been recast for the purposes of comparability with the present period.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the periods ended September 30, 2020 and 2019:

	Three Month ended September 30, 2020
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	1,218	-	1,218	(8)	405	(6)	1,609
Costs	(651)	-	(651)	14	(460)	-	(1,097)
Gross profit / (loss)	567	-	567	6	(55)	(6)	512
Net gain from fair value adjustment of investment properties	24,926	-	24,926	(837)	-	-	24,089
General and administrative expenses	(649)	(5)	(654)	1	-	9	(644)
Selling expenses	(451)	-	(451)	1	-	-	(450)
Impairment of associates and joint ventures	-	-	-	-	-	-	-
Other operating results, net	(25)	-	(25)	1	9	(3)	(18)
Profit / (loss) from operations	24,368	(5)	24,363	(828)	(46)	-	23,489
Share of (loss) / profit of associates and joint ventures	(472)	-	(472)	619	-	-	147
Segment profit / (loss)	23,896	(5)	23,891	(209)	(46)	-	23,636
Reportable assets	185,020	1,399	186,419	(954)	-	14,950	200,415
Reportable liabilities	-	(2,355)	(2,355)	-	-	(104,321)	(106,676)
Net reportable assets	185,020	(956)	184,064	(954)	-	(89,371)	93,739

	Three Monts ended September 30, 2019
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	3,609	-	3,609	(25)	910	(7)	4,487
Costs	(740)	-	(740)	11	(953)	-	(1,682)
Gross profit / (loss)	2,869	-	2,869	(14)	(43)	(7)	2,805
Net gain from fair value adjustment of investment properties	12,897	-	12,897	(548)	-	-	12,349
General and administrative expenses	(651)	(28)	(679)	8	-	10	(661)
Selling expenses	(300)	-	(300)	5	-	-	(295)
Other operating results, net	(65)	-	(65)	-	12	(3)	(56)
Profit / (loss) from operations	14,750	(28)	14,722	(549)	(31)	-	14,142
Share of profit of associates and joint ventures	324	-	324	413	-	-	737
Segment profit / (loss)	15,074	(28)	15,046	(136)	(31)	-	14,879
Reportable assets	132,844	542,703	675,547	(771)	-	33,893	708,669
Reportable liabilities	-	(480,535)	(480,535)	-	-	(114,060)	(594,595)
Net reportable assets	132,844	62,168	195,012	(771)	-	(80,167)	114,074

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.

(2) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 8,482 and Ps. 6,051 as of September 30, 2020 and 2019 respectively.

Below is a summarized analysis of the segments from the Group’s Operations Center in Argentina for the periods ended September 30, 2020 and 2019:

	Three Month ended September 30, 2020
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	367	541	39	6	263	-	2	1,218
Costs	(134)	(45)	(97)	(129)	(221)	-	(25)	(651)
Gross profit / (loss)	233	496	(58)	(123)	42	-	(23)	567
Net gain from fair value adjustment of investment properties	1,178	13,112	10,096	-	2	-	538	24,926
General and administrative expenses	(328)	(87)	(66)	(57)	(17)	(74)	(20)	(649)
Selling expenses	(73)	(37)	(305)	(19)	(16)	-	(1)	(451)
Other operating results, net	(24)	(1)	(6)	8	-	-	(2)	(25)
Profit / (loss) from operations	986	13,483	9,661	(191)	11	(74)	492	24,368
Share of loss of associates and joint ventures	-	-	(8)	-	(386)	-	(78)	(472)
Segment profit / (loss)	986	13,483	9,653	(191)	(375)	(74)	414	23,896

Investment properties and trading properties	54,124	72,026	43,899	-	103	-	1,986	172,138
Investment in associates and joint ventures	-	-	565	-	1,781	-	7,152	9,498
Other operating assets	282	236	809	1,954	-	-	103	3,384
Operating assets	54,406	72,262	45,273	1,954	1,884	-	9,241	185,020

(i) For the three-month period ended September 30, 2020, the net gain from fair value adjustment of investment properties was Ps. 2,565. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:
(a) gain of Ps.19,713.7 as a consequence of an increase in the projected inflation rate plus GDP, with the resulting increase in the cash flows from shopping malls revenues;
(b) loss of Ps.22,963.3 due to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(c) an increase of 72 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of Ps.2,244.
(d) positive impact of Ps.14,539.7 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period;
(e) Additionally, due to the impact of the inflation adjustment, Ps. 12,160.3 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

The value of our office buildings and other rental properties measured in real terms increased by 11.9% during the three-month period ended as of September 30, 2020, due to a devaluation of the peso which exceeded the period's inflation rate.

	Three Monts ended September 30, 2019
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,085	697	83	701	3	-	40	3,609
Costs	(180)	(37)	(56)	(429)	(4)	-	(34)	(740)
Gross profit / (loss)	1,905	660	27	272	(1)	-	6	2,869
Net gain from fair value adjustment of investment properties	601	6,845	5,153	-	-	-	298	12,897
General and administrative expenses	(257)	(56)	(66)	(107)	(41)	(88)	(36)	(651)
Selling expenses	(140)	(29)	(53)	(77)	-	-	(1)	(300)
Other operating results, net	(27)	(7)	(16)	(4)	(1)	-	(10)	(65)
Profit / (loss) from operations	2,082	7,413	5,045	84	(43)	(88)	257	14,750
Share of profit / (loss) of associates and joint ventures	-	-	1	-	(228)	-	551	324
Segment profit / (loss)	2,082	7,413	5,046	84	(271)	(88)	808	15,074

Investment properties and trading properties	54,965	40,896	35,580	-	116	-	1,443	133,000
Investment in associates and joint ventures	-	-	574	-	(9,619)	-	5,817	(3,228)
Other operating assetsInvestment	314	74	198	2,155	234	-	97	3,072
Operating assets	55,279	40,970	36,352	2,155	(9,269)	-	7,357	132,844

Below is a summarized analysis of the segments from the Group’s Operations Center in Israel for the periods ended September 30, 2020 and 2019:

	Three Month ended September 30, 2020
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	-	-	-	-	-	-	-
Costs	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-
General and administrative expenses	-	-	-	-	(5)	-	(5)
Selling expenses	-	-	-	-	-	-	-
Impairment of associates and joint ventures	-	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-	-
Profit from operations	-	-	-	-	(5)	-	(5)
Share of profit of associates and joint ventures	-	-	-	-	-	-	-
Segment profit	-	-	-	-	(5)	-	(5)

Operating assets	-	-	-	-	1,399	-	1,399
Operating liabilities	-	-	-	-	(2,355)	-	(2,355)
Operating assets (liabilities), net	-	-	-	-	(956)	-	(956)

	Three Monts ended September 30, 2019
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	-	-	-	-	-	-	-
Costs	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-
General and administrative expenses	-	-	-	-	(28)	-	(28)
Selling expenses	-	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-	-
Profit from operations	-	-	-	-	(28)	-	(28)
Share of profit of associates and joint ventures	-	-	-	-	-	-	-
Segment profit	-	-	-	-	(28)	-	(28)

Operating assets	204,587	34,536	159,317	20,065	74,195	50,003	542,703
Operating liabilities	(165,817)	-	(127,182)	-	(27,718)	(159,818)	(480,535)
Operating assets (liabilities), net	38,770	34,536	32,135	20,065	46,477	(109,815)	62,168

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	September 30, 2020	June 30, 2020
Beginning of the period / year	80,073	38,519
Adjustment previous periods (IFRS 9 and IAS 28)	-	(2,130)
Increase of equity interest in associates and joint ventures	-	3,598
Capital contributions	8	2,909
Capital reduction	-	(114)
Decrease of interest in associate (iv)	(30,980)	-
Deconsolidation (iii)	(34,721)	31,409
Share of profit	662	9,330
Currency translation adjustment	(2,417)	57
Dividends (i)	-	(1,959)
Other comprehensive loss	(333)	(1,340)
Reclassification to held-for-sale	-	(2,228)
Others	409	(1)
Incorporation by business combination	-	2,023
End of the period / year (ii)	12,701	80,073

(i) Note 25.
(ii) As of September 30, 2020 and June 30, 2020 includes Ps. (17) and Ps. (16), reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).
(iii) The amount as of September 30, 2020 corresponds to the effect of the deconsolidation of IDBD and DIC (See note 4.E).
Regarding the amount as of June 30, 2020, it corresponds to the effect of the deconsolidation of Gav-Yam (See Note 4 to the consolidated Financial Statements as of June 30, 2020)
(iv) Corresponds to the sale of the remaining equity interest in Shufersal in July 2020.

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	September 30, 2020	June 30, 2020	September 30, 2020	June 30, 2020	September 30, 2020	September 30, 2019
Associates
New Lipstick	49.96%	49.96%	173	503	(330)	(2,141)
BHSA	29.91%	29.91%	4,327	4,385	(60)	477
Condor	18.89%	18.89%	1,548	1,594	(55)	(17)
PBEL	N/A	45.40%	-	-	-	-
Shufersal	N/A	26.02%	-	30,263	17	-
Mehadrin	N/A	45.41%	-	-	-	-
Gav-Yam	N/A	N/A	-	29,365	28	-
Quality	50.00%	50.00%	2,892	2,262	622	400
La Rural SA	50.00%	50.00%	235	219	16	81
TGLT	30.50%	N/A	2,166	2,217	(39)	-
Other joint ventures	N/A	N/A	1,360	9,265	(1,954)	19
Total associates and joint ventures			12,701	80,073	(1,755)	(1,181)

Below is additional information about the Group’s investments in associates and joint ventures:

				Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	-	(*) (9)	(*) (31)
BHSA	Argentina	Financial	448,689,072	(***) 1,500	(***) (194)	(***) 14,001
Condor	EE.UU.	Hotel	2,245,100	(*) 232	(*) (10)	(*) 76
PBEL	India	Real estate	N/A	(**) (2)	(**) -	(**) (2)
Shufersal	Israel	Retail	N/A	(**) 1,399	(**) 80	(**) 1,930
Mehadrin	Israel	Agropecuaria	N/A	N/A	N/A	N/A
Gav-Yam	Israel	Inmobiliaria	N/A	(**) 1,356	(**) 68	(**) 3,526
Quality	Argentina	Real estate	163,039,244	406	1,243	5,717
La Rural SA	Argentina	Organization of events	714,498	1	224	327
TGLT (1)	Argentina	Real estate	279,502,813	925	(477)	6,295
Other joint ventures			N/A	N/A	N/A	N/A

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Information as of September 30, 2020 according to BCRA's standards.
(1)
Additionally, 21,600,000 preferred class A shares and 24,948,798 preferred class B shares were subscribed, subject to conversion. As of the date of issuance of these financial statements, these preferred shares have not yet been converted.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	Three Month ended September 30, 2020				Year ended June 30, 2020
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	207,434	33,966	3,566	244,966	359,057
Adjustments previous periods	-	-	-	-	459
Additions	146	-	-	146	5,790
Incorporation by business combination	-	-	-	-	263
Capitalized finance costs	-	-	-	-	87
Capitalized leasing costs	16	1	-	17	21
Amortization of capitalized leasing costs (i)	(3)	-	-	(3)	(16)
Reclassification to assets held for sale	-	-	-	-	(26,085)
Deconsolidation	(82,116)	(854)	(1,281)	(84,251)	(169,600)
Disposals	(9,607)	-	-	(9,607)	(16,312)
Currency translation adjustment	(8,628)	(89)	(142)	(8,859)	57,570
Net (loss)/ gain from fair value adjustment	13,909	9,326	834	24,069	33,732
Fair value at the end of the period / year	121,151	42,350	2,977	166,478	244,966

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 21).

The following amounts have been recognized in the Statements of Income:

	09.30.2020	09.30.2020
Rental and services income	1,304	3,704
Direct operating expenses	(653)	1,195
Development reimbursements / (expenses)	(17)	(23)
Net realized gain from fair value adjustment of investment properties	187	-
Net unrealized gain from fair value adjustment of investment properties	23,902	12,349

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Group has reassessed the assumptions September 30, 2020, considering the market conditions existing at that date due to the pandemic described in Note 30, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2020 and for the year ended June 30, 2019 were as follows:

	Three Month ended September 30, 2020						Year ended June 30, 2020
	Agricultural establishments	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total	Total
Costs	10,226	13,003	4,826	108,657	13,880	150,592	125,505
Accumulated depreciation	(5,540)	(7,455)	(4,068)	(85,927)	(6,984)	(109,974)	(91,158)
Net book amount at the beginning of the period / year	4,686	5,548	758	22,730	6,896	40,618	34,347
Additions	40	64	3	416	533	1,056	6,107
Disposals	-	(19)	(1)	(40)	-	(60)	(3,558)
Incorporation by business combination	-	-	-	-	-	-	6,576
Impairment / recovery	(4,373)	(3,071)	(570)	(20,300)	(6,082)	(34,396)	(1,141)
Reclassification to assets assets held for sale	-	(20)	-	-	-	(20)	(295)
Currency translation adjustment	(333)	(249)	(44)	(1,636)	(487)	(2,749)	6,266
Transfers	-	-	-	-	-	-	(280)
Depreciation charges (i)	(20)	(169)	(14)	(1,170)	(738)	(2,111)	(7,404)
Balances at the end of the period / year	-	2,084	132	-	122	2,338	40,618
Costs	5,167	9,264	4,088	80,895	8,118	107,532	150,592
Accumulated depreciation	(5,167)	(7,180)	(3,956)	(80,895)	(7,996)	(105,194)	(109,974)
Net book amount at the end of the period / year	-	2,084	132	-	122	2,338	40,618

(i) As of September 30, 2020, depreciation charges of property, plant and equipment were recognized as follows: Ps. 65 in "Costs" and Ps. 4 in "General and administrative expenses", respectively in the Statement of Income (Note 21). On the other hand, Ps 2.042 has been charged to the result of discontinued operations.

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	Three Month ended September 30, 2020				Year ended June 30, 2020
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	2,180	892	4,649	7,721	8,999
Adjustment previous periods	-	-	-	-	-
Additions	-	112	278	390	2,486
Desconsolidation	(1,526)	(102)	(3,884)	(5,512)	(167)
Capitalized financial costs	-	-	-	-	13
Currency translation adjustment	(140)	(14)	(268)	(422)	943
Transfers	139	(139)	-	-	231
Capitalized finance costs	-	-	-	-	-
Disposals	(557)	(74)	-	(631)	(4,784)
End of the period / year	96	675	775	1,546	7,721
Non-current				1,328	5,228
Current				218	2,493
Total				1,546	7,721

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2020 and for the year ended June 30, 2020 were as follows:

	Three Month ended September 30, 2020							Year ended June 30, 2020
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total	Total
Costs	6,075	9,066	12,153	25,548	8,520	14,386	75,748	62,905
Accumulated amortization	-	(854)	(9,548)	(22,883)	(3,974)	(8,578)	(45,837)	(35,342)
Net book amount at the beginning of the period / year	6,075	8,212	2,605	2,665	4,546	5,808	29,911	27,563
Additions	-	-	-	20	284	634	938	4,853
Disposals	-	-	-	-	(79)	-	(79)	(235)
Impairment	(5,859)	(7,607)	(2,360)	(2,251)	(3,514)	(4,603)	(26,194)	(3,532)
Transfers to trading properties	-	-	-	-	-	-	-	-
Assets incorporated by business combination	-	-	-	-	-	-	-	61
Currency translation adjustment	(91)	(585)	(186)	(196)	(329)	(388)	(1,775)	6,217
Amortization charges (i)	-	(20)	(59)	(238)	(742)	(556)	(1,615)	(5,016)
Balances at the end of the period / year	125	-	-	-	166	895	1,186	29,911
Costs	125	814	8,929	22,395	4,338	9,478	46,079	75,748
Accumulated amortization	-	(814)	(8,929)	(22,395)	(4,172)	(8,583)	(44,893)	(45,837)
Net book amount at the end of the period / year	125	-	-	-	166	895	1,186	29,911

(ii) As of September 30, 2020, amortization charges were recognized in the amount of Ps. 2 in "Costs" and Ps. 27 in "General and administrative expenses", in the Statement of Income (Note 21). On the other hand, Ps 1.586 has been charged to the result of discontinued operations.

12.
Right-of-use assets

The Group’s right-of-use assets as of September 30, 2020 and June 30, 2020 are the following:

	September 30, 2020	June 30, 2020
Real Estate	8	4,431
Telecommunications	-	11,846
Machinery and equipment	11	14
Others	602	5,088
Total Right-of-use assets	621	21,379
Non-current	621	21,379
Total	621	21,379

The depreciation charge of the right-of use-assets is detailed below:

	September 30, 2020	September 30, 2019
Real Estate	397	579
Telecommunications	2,293	3,397
Others	646	1,096
Total depreciation of right-of-use assets	3,336	5,072

13.
Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 13 to the Annual Financial Statements. Financial assets and financial liabilities as of September 30, 2020 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
September 30, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	4,152	-	-	-	4,152	3,396	7,548
Investments in financial assets:
- Public companies’ securities	-	302	-	177	479	-	479
- Bonds	-	2,109	-	-	2,109	-	2,109
- Investments in financial assets with quotation	10	329	931	26	1,296	-	1,296
Derivative financial instruments:
- Warrants	-	-	-	-	-	-	-
- Foreign-currency future contracts	-	-	16	-	16	-	16
Restricted assets (i)	8	-	-	-	8	-	8
Cash and cash equivalents:
- Cash at bank and on hand	4,330	-	-	-	4,330	-	4,330
- Short-term investments	-	67	-	-	67	-	67
Total assets	8,500	2,807	947	203	12,457	3,396	15,853

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
September 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables	3,983	-	-	-	3,983	2,769	6,752
Borrowings (excluding finance leases)	56,438	-	-	-	56,438	-	56,438
Derivative financial instruments:
- Forwards	-	-	89	-	89	-	89
Total liabilities	60,421	-	89	-	60,510	2,769	63,279

Financial assets and financial liabilities as of June 30, 2020 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2020
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	53,134	-	-	-	53,134	15,771	68,905
Investments in financial assets:	-	-	-	-	-	-	-
- Public companies’ securities	-	618	248	-	866	-	866
- Private companies’ securities	-	-	-	3,132	3,132	-	3,132
- Deposits	1,028	66	-	-	1,094	-	1,094
- Bonds	-	9,940	1,555	-	11,495	-	11,495
- Investments in financial assets with quotation	-	6,995	872	250	8,117	-	8,117
Derivative financial instruments	-	-	-	-	-	-	-
- Foreign-currency future contracts	-	-	139	-	139	-	139
- Others	66	-	22	153	241	-	241
Restricted assets (i)	8,698	-	-	-	8,698	-	8,698
Financial assets available for sale:	-	-	-	-	-	-	-
- Clal	-	3,636	-	-	3,636	-	3,636
Cash and cash equivalents:	-	-	-	-	-	-	-
- Cash at bank and on hand	26,562	-	-	-	26,562	-	26,562
- Short term investments	67,420	3,294	-	-	70,714	-	70,714
Total assets	156,908	24,549	2,836	3,535	187,828	15,771	203,599

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables	26,898	-	-	-	26,898	7,380	34,278
Borrowings (excluding finance leases)	404,954	-	-	-	404,954	-	404,954
Derivative financial instruments:	-
- Foreign-currency future contracts	-	-	149	-	149	-	149
- Swaps	-	-	1,028	22	1,050	-	1,050
- Others	-	-	66	-	66	-	66
Total liabilities	431,852	-	1,243	22	433,117	7,380	440,497

(i) Corresponds to security deposits and escrows.

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2020.

As of September 30, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments. Details of such models are presented in the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Promissory note	Theoretical price	Acquisition agreement.	Level 2	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of September 30, 2020 and June 30, 2020:

	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	nvestments in financial assets - Others	Investments in financial assets - Public companies	Derivative financial instruments	Total as of September 30, 2020	Total as of June 30, 2020
Balances at beginning of the period / year	(22)	3,132	250	-	153	3,513	4,460
Additions and acquisitions	-	-	-	-	-	-	38
Transfer to level 1	-	-	-	247	-	247	378
Currency translation adjustment	-	-	-	-	-	-	883
Desconsolidation	22	(3,132)	(219)	-	(153)	(3,482)	-
Write off	-	-	-	-	-	-	(1,709)
Gain / (loss) for the period / year (i)	-	-	(5)	(70)	-	(75)	(537)
Balances at the end of the period / year	-	-	26	177	-	203	3,513

(i)
Included within “Financial results, net” in the Statements of Income.

14.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2020 and June 30, 2020 are as follows:

	September 30, 2020	June 30, 2020
Sale, leases and services receivables	3,095	41,397
Less: Allowance for doubtful accounts	(669)	(4,021)
Total trade receivables	2,426	37,376
Prepaid expenses	530	14,529
Borrowings, deposits and others	1,470	10,797
Advances to suppliers	886	1,086
Tax receivables	763	866
Others	804	230
Total other receivables	4,453	27,508
Total trade and other receivables	6,879	64,884
Non-current	1,881	24,898
Current	4,998	39,986
Total	6,879	64,884

Movements on the Group’s allowance for doubtful accounts were as follows:

	September 30, 2020	June 30, 2020
Beginning of the period / year	4,021	2,856
Adjustments previous periods (IFRS 9)	-	-
Additions	355	1,107
Recovery	(72)	(117)
Currency translation adjustment	(238)	1,145
Deconsolidation	(3,328)	(22)
Receivables written off during the period/year as uncollectable	(20)	(772)
Transfer to assets held for sale	-	(22)
Incorporation by business combination	-	19
Inflation adjustment	(49)	(173)
End of the period / year	669	4,021

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 21).

15.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three month periods ended September 30, 2020 and 2019:

	Note	Three Month ended September 30, 2020	Three Month ended September 30, 2019
Profit for the period		8,340	15,017
Profit / (Loss) for the period from discontinued operations		6,396	(13,887)
Adjustments for:
Income tax	19	7,958	2,505
Amortization and depreciation	21	122	119
Loss from disposal of property, plant and equipment		-	-
Net gain from fair value adjustment of investment properties		(24,089)	(12,349)
Financial results, net		(87)	12,670
Provisions and allowances		70	69
Share of profit of associates and joint ventures	7	(147)	(737)
Changes in operating assets and liabilities:
Decrease in inventories		5	1
Decrease / (increase) in trading properties		256	(52)
Decrease in restricted assets		1,157	-
(Increase) / decrease in trade and other receivables		(643)	392
Increase / (decrease) in trade and other payables		1,885	(476)
Decrease in salaries and social security liabilities		(73)	(160)
Decrease in provisions		(12)	(186)
Net cash generated by continuing operating activities before income tax paid		1,138	2,926
Net cash generated by discontinued operating activities before income tax paid		2,405	7,897
Net cash generated by operating activities before income tax paid		3,543	10,823

The following table presents a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2020 and 2019:

	Three Month ended September 30, 2020	Three Month ended September 30, 2019
Decrease of associates and joint ventures through an increase of trade and other receivables	-	26
Increase in rights of use through increased lease liabilities	24	-
Increase of investment properties through a decrease of financial assets	-	299
Increase of trade and other receivables through a decrease of associates and joint ventures	11	-
Increase of property, plant and equipment through an increase of trade and other payables	-	618
Increase of intangible assets through an increase of trade and other payables	-	36
Increase of investment properties through an increase of borrowings	81	-
Increase of trading properties through an increase of borrowings	12	5
Distribution of dividends to non-controlling interest pending payment	-	18
Decrease of interest in associates and joint ventures	30.980	-
Increase in investment properties through an increase in trade and other payables	-	499
Increase of right-of-use assets through a decrease in property, plant and equipment	-	23
Decrease of investments in associates and joint ventures through a reclassification to assets held for sale	-	4.434

16.
Trade and other payables

Group’s trade and other payables as of September 30, 2020 and June 30, 2020 were as follows:

	September 30, 2020	June 30, 2020
Trade payables	800	20,151
Advances from sales, leases and services	2,640	2,850
Construction obligations	-	438
Accrued invoices	396	473
Deferred income	-	153
Total trade payables	3,836	24,065
Dividends payable to non-controlling interest	-	241
Taxes payable	215	171
Construction provisions	-	-
Other payables	2,701	9,801
Total other payables	2,916	10,213
Total trade and other payables	6,752	34,278
Non-current	1,745	2,335
Current	5,007	31,943
Total	6,752	34,278

17.
Borrowings

The breakdown of the Group’s borrowings as of September 30, 2020 and June 30, 2020 was as follows:

	Total as of September 30, 2020 (ii)	Total as of June 30, 2020 (ii)	Fair value as of September 30, 2020	Fair value as of June 30, 2020
NCN	44,538	340,026	185,441	252,018
Bank loans	3,629	60,580	39,103	45,329
Bank overdrafts	7,110	2,614	7,110	2,428
Other borrowings (i)	1,161	1,734	1,161	1,611
Total borrowings	56,438	404,954	232,815	301,386
Non-current	31,967	320,616
Current	24,471	84,338
	56,438	404,954

Issuance of IRSA Non-convertible Notes

On July 21, 2020, subsequently to the closing of the fiscal year, the Company issued USD 38.4 million Non-convertible Notes in the local market through the following instruments:

●
Ps. 335.2 (equivalent to USD 4.7 million) Series VI NCNs denominated and payable in Argentine pesos at a variable rate (Private Badlar) + 4.0%, with interest accruing on a quarterly basis. The principal amount is repayable in two installments: the first one -equal to 30% of the par value of the notes- payable on the date that is 9 (nine) months after the Issue and Settlement Date and the second installment -equal to 70% of the par value of the notes- payable on the relevant due date, i.e. July 21, 2021. Notes were issued at 100% of their par value.

●
US$ 33.7 million Series VII NCNs denominated in US$ and payable in Argentine pesos at the applicable exchange rate, at a fixed 4.0% rate, with interest accruing on a quarterly basis. Repayment of capital is due on January 21, 2021. Notes were issued at 100% of their par value. The proceeds will be used to refinance short-term indebtedness.

Payment of non-convertible notes

On July 20, 2020, the Company paid the twentieth interest installment and the principal installment of the US$ 75 Series II Non-convertible Notes issued on July 20, 2010.

On August 6, 2020, the Company paid the second interest installment and the principal installment of the US$ 47 Series II Non-convertible Notes issued on August 6, 2019.

Payment of IRSA CP’s Series IV Non-convertible Notes

On September 14, 2020, the aggregate principal amount of the Series IV Non-convertible Notes in the amount of Ps. 10,381 (US$ 140 million) and interest accrued as of such date in the amount of Ps. 134 (US$ 1.8 million) were paid.

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Other provisions	Total	Total
Beginning of period / year	2,686	16	482	2,740	5,924	14,980
Additions	7	-	20	(79)	(52)	513
Share of loss of associates	-	1	(1)	(1)	(1)	(8,032)
Incorporated by business combination	-	-	-	-	-	60
Recovery	(1)	-	-	-	(1)	(1,132)
Used during the period / year	(44)	-	-	(20)	(64)	(896)
Inflation adjustment	(17)	-	-	-	(17)	(73)
Desconsolidation	(2,217)	-	(468)	(2,400)	(5,085)	-
Currency translation adjustment	(178)	-	(33)	(240)	(451)	504
End of period / year	236	17	-	-	253	5,924
Non-current					145	3,297
Current					108	2,627
Total					253	5,924

(i) Additions and recovery are included in "Other operating results, net".
(ii) Corresponds to investments in New Lipstick and Puerto Retiro, companies that have negative equity. The increase and recovery is included in "Share of profit of associates and joint ventures ".
.
There were no significant changes to the processes mentioned in Note 18 to the Annual Financial Statements.

19.
Taxes

The details of the Group’s income tax, is as follows:

	September 30, 2020	September 30, 2019
Current income tax	(5)	(194)
Deferred income tax	(7,953)	(2,311)
Income tax from continuing operations	(7,958)	(2,505)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2020 and 2019:

	Three Month ended September 30, 2020	Three months ended September 30, 2019
Profit from continuing operations at tax rate applicable in the respective countries (*)	(6,808)	(1,458)
Permanent differences:
Share of profit of associates and joint ventures	(44)	190
Unrecognized tax loss carryforwards (i)	(2,415)	(808)
Inflation adjustment permanent difference	446	(1,013)
Tax rate differential	1,636	662
Non-taxable profit, non-deductible expenses and others	222	1,113
Fiscal transparency	-	149
Tax inflation adjustment	(995)	(1,340)
Income tax from continuing operations	(7,958)	(2,505)

(i)
 Corresponds principally to Operations Center in Argentina.

The gross movement in the deferred income tax account is as follows:

	September 30, 2020	June 30, 2020
Beginning of period / year	(46,727)	(56,001)
Use of tax los carryforwards	-	-
Currency translation adjustment	1,240	1,694
Incorporated by business combination	-	(933)
Deconsolidation	11,248	15,370
Charged to the revaluation surplus reserve	-	386
Revaluation surplus reserve	-	(98)
Deferred income tax charge	(7,734)	(7,145)
End of period / year	(41,973)	(46,727)
Deferred income tax assets	148	681
Deferred income tax liabilities	(42,121)	(47,408)
Deferred income tax liabilities, net	(41,973)	(46,727)

20.
Revenues

	Three months ended September 30, 2020	Three months ended September 30, 2019
Rental and services income	1,304	3,704
Sales of trading properties and developments	299	80
Revenue from hotels operation and tourism services	6	703
Total Group’s revenues	1,609	4,487

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of September 30, 2020	Total as of September 30, 2019
Cost of sale of goods and services	294	-	-	294	72
Salaries, social security costs and other personnel expenses	368	165	23	556	932
Depreciation and amortization	72	50	-	122	119
Fees and payments for services	11	59	134	204	150
Maintenance, security, cleaning, repairs and others	242	46	-	288	583
Advertising and other selling expenses	22	-	2	24	170
Taxes, rates and contributions	59	16	238	313	323
Interconnection and roaming expenses	-	-	-	-	-
Fees to other operators	-	-	-	-	-
Director´s fees	-	285	-	285	128
Leases and service charges	25	9	6	40	53
Allowance for doubtful accounts, net	-	-	45	45	39
Other expenses	4	14	2	20	69
Total as of September 30, 2020	1,097	644	450	2,191
Total as of September 30, 2019	1,682	661	295		2,638

22.
Cost of goods sold and services provided

	Total as of September 30, 2020	Total as of September 30, 2019
Inventories at the beginning of the period (*)	12,762	22,274
Adjustments previous periods	-	(8,126)
Purchases and expenses (**)	7,700	41,852
Capitalized finance costs	-	99
Currency translation adjustment	8,262	(369)
Transfers	-	(810)
Disposals	(631)	(1,231)
Deconsolidation	(3,377)	-
Inventories at the end of the period (*)	(1,611)	(11,065)
Total costs	23,105	42,624

The following table presents the composition of the Group’s inventories as of September 30, 2020 and June 30, 2020:

	Total as of September 30, 2020	Total as of September 30, 2019
Real estate	1,546	7,721
Others	65	-
Telecommunications	-	5,041
Total inventories at the end of the period (*)	1,611	12,762

(*) Inventories include trading properties and inventories.

23.
Other operating results, net

	Three months ended September 30, 2020	Three months ended September 30, 2019
Gain from disposal of subsidiary and associates (1)	-	(8)
Donations	(19)	(38)
Lawsuits and other contingencies	(25)	(30)
Operating interest expense	13	26
Others (2)	13	(6)
Total other operating results, net	(18)	(56)

24.
Financial results, net

	Three months ended September 30, 2020	Three months ended September 30, 2019
Finance income:
- Interest income	17	83
- Dividend income	12	-
- Other finance income	27	-
Total finance income	56	83
Finance costs:
- Interest expenses	(1,485)	(1,661)
- Loss on debt swap	(5)	(3)
- Other finance costs	(196)	(164)
Subtotal finance costs	(1,686)	(1,828)
Capitalized finance costs	93	46
Total finance costs	(1,593)	(1,782)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	800	(456)
- Exchange differences, net	(8)	(8,929)
- Gain from repurchase of negotiable obligations	20	8
- Gain from derivative financial instruments, net	(188)	225
Total other financial results	624	(9,152)
- Inflation adjustment	(29)	(393)
Total financial results, net	(942)	(11,244)

25.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2020 and June 30, 2019:

Item	September 30, 2020	June 30, 2020
Trade and other receivables	387	1,416
Investments in financial assets	2	1,702
Borrowings	(29)	(169)
Trade and other payables	(70)	(410)
Total	290	2,539

Related party	September 30, 2020	June 30, 2020	Description of transaction	Item
Manibil S.A.	-	-	Contributions in advance	Trade and other receivable
New Lipstick LLC	-	-	Loans granted	Trade and other receivable
	-	(83)	Loans obtained	Borrowings
	18	17	Reimbursement of expenses receivable	Trade and other receivable
Condor	222	290	Public companies securities	Trade and other receivable
IRSA Real Estate Strategies LP	127	125	Reimbursement of expenses receivable	Trade and other receivable
Other associates and joint ventures	-	131	Reimbursement of expenses receivable	Trade and other receivable
	-	-	Leases and/or rights of use payable	Trade and other payables
	(29)	(29)	Loans obtained	Borrowings
	-	9	Management fees	Trade and other receivable
	-	90	Leases and/or rights of use receivable	Trade and other receivable
	-	219	Dividends	Trade and other receivable
	(1)	(1)	Reimbursement of expenses receivable	Trade and other payables
	-	-	Reimbursement of expenses payable	Trade and other receivable
Total associates and joint ventures	337	1,276
Cresud	(4)	(3)	Reimbursement of expenses receivable	Trade and other payables
	(48)	(264)	Corporate services receivable	Trade and other payables
	2	1,702	NCN	Investment in financial assets
	4	4	Leases and/or rights of use receivable	Trade and other payables
	(1)	(1)	Management fee	Trade and other payables
	-	(3)	Share based payments	Trade and other payables
Total parent company	(47)	1,435
Directors	(16)	(137)	Fees for services received	Trade and other payables
	-	4	Advances	Trade and other receivable
Others (1)	-	-	Leases and/or rights of use receivable	Trade and other receivable
	-	(57)	Loans granted	Trade and other receivable
	-	(1)	Reimbursement of expenses payable	Trade and other payables
	16	19	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	-	(172)
	290	2,539

(1)
Includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., CAM Communication LP, Gary Gladstein and Fundación Museo de los Niños.

The following is a summary of the results with related parties for the three-month periods ended September 30, 2020 and 2019:

Related party	Three Month ended September 30, 2020	Three months ended September 30, 2019	Description of transaction
BACS	28	-	Leases and/or rights of use
Manibil	-	-	Corporate services
Tarshop	-	-	Leases and/or rights of use
	-	-	Commissions
La Rural S.A.	-	-	Leases and/or rights of use
Condor	-	-	Financial operations
Other associates anf joint ventures	-	-	Financial operations
Otras asociadas y negocios conjuntos	9	41	Leases and/or rights of use
Otras asociadas y negocios conjuntos	-	(3)	Corporate services
Otras asociadas y negocios conjuntos	(9)	-	Honorarios y remuneraciones
Total associates and joint ventures	28	38
Cresud	4	4	Leases and/or rights of use
Cresud	(204)	(155)	Corporate services
Cresud	299	96	Financial operations
Total parent company	99	(55)
Directors	(515)	(145)	Fees and remunerations
Otras (1)	-	41	Leases and/or rights of use
Otras (1)	-	-	Financial operations
Otras (1)	-	(14)	Donationd
	-	(11)	Corporate services
	(20)	-	Fees and remuneration
Total others	(535)	(129)
Total at the end of the period	(408)	(146)

(1)
Includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, New Lipstick, Condor, TGLT and Fundación IRSA.

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2020 and 2019:

Related party	Three Month ended September 30, 2020	Three months ended September 30, 2019	Description of the operation
Condor	-	36	Dividends received
Total dividends received	-	36
Quality	8	16	Capital contributions
Manibil	-	94	Capital contributions
Total capital contributions	8	110
Pareto	53	-	Purchase and exchange of shares
Total other transactions	53	-

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E – Provisions	Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 09.30.20	Total as of 06.30.20
Assets
Trade and other receivables
US Dollar	11	75.980	870	3,246
Euros	0	88.965	11	948
Receivables with related parties:
US Dollar	0	76.180	18	335
Total trade and other receivables			899	4,529
Investments in financial assets
US Dollar	0	75.980	10	3,879
Pounds	3	22.223	69	84
Investments with related parties:
US Dollar	16	76.180	1,212	1,305
Total investments in financial assets			1,291	5,268
Derivative financial instruments
US Dollar	-	75.980	-	-
Total Derivative financial instruments			-	-
Cash and cash equivalents
US Dollar	22	75.980	1,689	14,015
Euros	1	88.965	1	1,665
Total cash and cash equivalents			1,690	15,680
Total Assets			3,880	25,477

Liabilities
Trade and other payables
US Dollar	181	76.180	13,822	14,201
Euros	0	98.490	-	328
Payables to related parties:
US Dollar	-	76.180	-	-
Total Trade and other payables			13,822	14,529
Borrowings
US Dollar	241	76.180	18,385	65,590
Borrowings with related parties
US Dollar	1	76.180	67	379
Total Borrowings			18,452	65,969
Derivative financial instruments
US Dollar	0	76.180	1	102
Total derivative financial instruments			1	102
Lease liabilities
US Dollar	0	76.180	2	-
Total lease liabilities			2	-
Total Liabilities			32,277	80,600

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of each foreign currency.
(3) Exchange rates as of September 30, 2020 according to Banco de la Nación Argentina.

28.
Groups of assets and liabilities held for sale

As mentioned in Note 4.C. to the Annual Financial Statements, the Group had as of June 30, 2020
 has certain assets and liabilities classified as held for sale. The following table presents the main ones:

	September 30, 2020	June 30, 2020
Property, plant and equipment	-	38,453
Intangible assets	-	1,467
Investments in associates	-	241
Deferred income tax assets	-	876
Investment properties	-	-
Income tax credits	-	-
Trade and other receivables	-	1,991
Cash and cash equivalents	-	1,840
Total assets held-for-sale	-	44,868
Trade and other payables	-	10,686
Salaries and social security liabilities	-	417
Employee benefits	-	416
Deferred income tax liabilities	-	2,103
Borrowings	-	10,290
Total liabilities held-for-sale	-	23,912
Total net assets held-for-sale	-	20,956

29.
Results from discontinued operations

The results of the discontinued operations include the IDBD / DIC operations which were deconsolidated in the current period (see Note 4.E) and the results of the comparative periods have been reclassified.

	Three months ended September 30, 2020	Three months ended September 30, 2019
Revenues	27,124	27,100
Costs	(22,008)	(18,143)
Gross profit	5,116	8,957
Net loss from fair value adjustment of investment properties	(20)	-
General and administrative expenses	(3,122)	(2,569)
Selling expenses	(2,974)	(3,185)
Other operating results, net	(1,867)	19,881
(Loss) / profit from operations	(2,867)	23,084
Share of profit / (loss) of associates and joint ventures	515	(528)
(Loss) / profit before financial results and income tax	(2,352)	22,556
Finance income	377	317
Finance cost	(4,946)	(7,321)
Other financial results	327	(1,624)
Financial results, net	(4,242)	(8,628)
(Loss) / profit before income tax	(6,594)	13,928
Income tax	198	(41)
(Loss) / profit from discontinued operations	(6,396)	13,887

(Loss) / profit for the period from discontinued operations attributable to:
Equity holders of the parent	(5,064)	4,271
Non-controlling interest	(1,332)	9,616
(Loss) / profit per share from discontinued operations attributable to equity holders of the parent:
Basic	(8.81)	7.42
Diluted	(8.81)	7.36

(1)
 As of September 30, 2020 corresponds mainly to the loss of control of IDBD; As of September 30, 2019, it mainly corresponds to the result from the loss of control of Gav-Yam and the fair value measurement of the remaining investment.

IRSA Inversiones y Representaciones Sociedad Anónima

30.
Other relevant events of the period

Economic context in which the company operates

The Company does business in a complex framework due to the macroeconomic conditions, whose main variables have recently shown high volatility, and also due to regulatory, social and political conditions, both at a national and international level.

Its operating income may be affected by fluctuations in the inflation index and the argentine peso exchange rate against other currencies, mainly the dollar, variations in interest rates which have an impact on the cost of capital, changes in government policies, capital control and other political or economic developments both locally and internationally.

In December 2019, a new coronavirus strain (SARS-COV-2), causing a severe acute respiratory syndrome (COVID-19), appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary actions intended to prevent the spread of the virus, including, travel bans, border shutdowns, closing of non-essential businesses, instructions to residents to practice social distancing and implementation of lockdowns, among others. The ongoing pandemic and these extraordinary governmental actions are affecting the worldwide economy and have rendered global financial markets highly volatile.

The first case of COVID-19 in Argentina was reported on March 3, 2020 and until November 8, 2020, more than 1,200,000 cases of infections had been confirmed in Argentina. As a result, the Argentine the National Government implemented a series of health measures of social, preventive and mandatory isolation at the national level that began on March 19, 2020 and extended several times, most recently until November 8, 2020 inclusive in the Metropolitan Area of Buenos Aires although it has been extended in some cities in the interior of the country. Among this measures, that affected the local economy, the following stand out: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and domestic flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

These measures have significantly affected Argentine companies, which have faced drops in income and the deterioration of their flow of payments. In this context, the Argentine Government announced several actions intended to tackle the financial crisis of the companies adversely affected by the COVID-19 pandemic. In addition to the stagnation of the Argentine economy, there is an international crisis caused by the COVID-19 pandemic. In view of this scenario, a severe downturn in the Argentine economy is expected.

After several negotiations between the Argentine Government and the bondholders, the Argentine Government announced the execution of an agreement in principle with the main groups of bondholders in order to avoid the default. On August 28, 2020, the Government informed that the holders of 93.55% of the aggregate outstanding principal amount of all bonds have accepted a debt exchange and, on August 31, 2020, the Argentine Government obtained the consents required to exchange and/or amend 99.01% of the aggregate outstanding principal amount of all series of eligible bonds. As of the date of these financial statements, the new bonds are already being traded on the market.

However, the Government still faces the challenge of arriving at a successful renegotiation of the debt with the IMF. A favorable outcome for Argentina and the restructuring of its debt with the IMF would have a positive impact on the Argentine economy in the mid- and long-term. On the contrary, failure to reach an agreement with foreign private creditors might lead Argentina to default on its sovereign debt and, as a result, this situation may trigger restrictions on the companies’ ability to obtain new financing.

At the local environment, the following circumstances may be noted:

●
In August 2020, an indicador called “Monthly Estimator of Economic Activity” (“EMAE”) reported by the National Institute of Statistics and Censuses (“INDEC”), registered a variation of (11.6%) compared to the same month of 2019, and from 1,1% compared to the previous month.

●
The market expectations survey prepared by Central Bank in October 2020, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 35.8% for 2020. The analysts who confirm the REM forecast a variation in real GDP for 2020 of (11.6)%. In turn, they foresee that in 2021 economic activity will rebound in activity, reaching an economic growth of 4.5%.

●
The interannual inflation as of September 30, 2020 reached 36.6%.

●
In the period from September 2019 to September 2020, the argentine peso depreciated 32.3% compared to the US dollar at the average wholesale exchange rate quoted byBanco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of September 30, 2020 the exchange gap between the official peso/US dollar exchange rate and the peso/US dollar exchange rate offered in the black market is almost 82%. This has an impact on the level of economic activity and detrimentally affects the reserves of the of the Argentine Central Bank. In addition, the current foreign exchange restrictions or those that may be imposed in the future may impair the Company’s ability to access the Sole Free FX Market (Mercado Único Libre de Cambio or MULC) to purchase the currency required to meet its financial obligations.

On September 15, 2020, the Argentine Central Bank issued Communication “A” 7106 which establishes, among other things, that entities with principal maturities falling due between October 15, 2020 and March 31, 2021 related to the issuance of foreign-currency denominated publicly-registered debt securities in Argentina by private sector clients or by the entities themselves, must submit to the Argentine Central Bank a refinancing plan based on the following criteria: (a) the net amount for which access to the foreign exchange is granted within the original terms must not exceed 40% of the principal amount due, and (b) the remaining principal amount must have been refinanced through new foreign debt with an average life of at least 2 years. It is worth mentioning that for the maturities to be registered from the effective date of the communication (September 16, 2020) and until 12.31.2020, the refinancing plan must be submitted prior to 09.30.2020; and the submission deadline for the remaining maturities -between January 1, 2021 and March 31, 2021, must be submitted with a term of at least 30 calendar days before the maturity of the capital to be refinanced.

COVID-19 PANDEMIC

As described above, the COVID-19 is having an adverse impact on both the global and the Argentine economy and the Company’s business.

Below follows a description of the expected effects of the COVID-19 pandemic on the Company as of the date of these financial statements:

●
Because of the social, preventive and obligatory lockdown, shopping malls throughout the country were closed since March 20, 2020, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks. The reopening of shopping malls in the interior of the country began during the months of May, June, and July. In August 2020, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and in October 2020, the Group’s shopping malls in City and Greater Buenos Aires were reopened. As of October 31, 2020, all the Group’s shopping malls were open and operating under strict protocols. However the uncertainty posed by this situation may cause the closing of stores that have already opened, as happened in some shopping malls in the interior of the country in previous months due to the increase in cases in those regions.

●
As a result of the shopping mall closings, the Company has decided to differ the invoicing and collection of the Monthly Guaranteed Amount (Valor Mensual Asegurado or V.M.A.) until September 30, 2020, with some exceptions, and not to collect the collective promotion fund during such period in an attempt to prioritize its long-term relationship with the lessees. Additionally, an increase in the delinquency rate of some lessees has been noticedAs a result of the above, the impact on shopping malls is a 82.4% decrease in income from rentals and services during the first quarter of fiscal year 2021 compared to the same period of last fiscal year, and a 12.6% increase compared to the immediately preceding quarter. Additionally, the charge for bad debts in the first quarter of fiscal year 2021 is ARS 40 million and ARS 37 million in the same period of previous fiscal year.

●
In relation rental of offices, although most of the tenants are working in the home office mode, they are operational with strict safety and hygiene protocols. To date, we have not evidenced a deterioration in collections.

●
La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, establishments that the Group owns directly or indirectly, have also been closed since March 20. All planned congresses were suspended, most of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena stadium were mostly cancelled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

●
The Libertador hotel in the City of Buenos Aires and Llao Llao in the province of Río Negro have temporarily closed since the mandatory lockdown decreed in March 2020, while the Intercontinental Hotel in the City of Buenos Aires has worked only under a contingency and emergency plan. As a result of the above, the impact on these financial statements is a 99% decrease in revenues compared to same period of previous fiscal year After the end of first quarter of fiscal year 2021, on November 16, the Llao Llao Hotel opened its doors operating under strict protocols. It is expected that the hotels in the city of Buenos Aires will gradually begin to restart their activity in the coming months.

In financial matters, in May and July 2020, IRSA has issued Notes in the local market for an approximate amount of USD 105.4 million. With those proceeds, the Company canceled its Series II Notes for a nominal value of USD 71.4 million maturing on July 20, 2020 and Series II Notes for a nominal value of CLP 31,502.6 million (equivalent to approximately USD 41 million) maturing on August 6, 2020. On the other hand, IRSA CP canceled its Series IV Notes on September 14 for a nominal value of USD 140 million.

The maturity of IRSA Series I notes for a nominal value of USD 181.5 million falls within the period contemplated by communication “A” 7106 of the BCRA mentioned above. In this sense, IRSA presented a proposal to the BCRA in the corresponding terms and carried out an exchange operation through the payment in cash of USD 72.6 million and the issuance of two new series of Notes: Series VIII and Series IX for a nominal value of USD 31.7 million and USD 80.7 million (including USD 6.5 million of new subscriptions). The exchange offer was accepted by 98.3%

In the next 12 months, IRSA faces the maturity of its Series III Notes for a nominal value of ARS 354 million (equivalent to USD 4.6 million) maturing on February 21, 2021, Series IV Notes for a nominal value of USD 51.4 million maturing on May 21, 2021, Series VI Notes for a nominal value of ARS 335 million (equivalent to USD 4.4 million) maturing on July 21, 2021, bank overdrafts for an amount equivalent to USD 22.0 million and other banking debt for USD 11.8 million. For its part, IRSA CP has maturities of banking debt for the approximate sum of USD 72.7 million.

It is important to mention that IRSA has approved with IRSA CP a credit line for up to USD 180 million over 3 years, of which as of September 30, 2020 IRSA used approximately USD 104.5 million, leaving the balance available. Additionally, at the Annual Shareholders Meeting, held on October 26, 2020, IRSA CP approved the distribution of a cash dividend of ARS 9,700 million that will be paid on November 25. As of September 30, IRSA owned an 80.65% stake in IRSA CP.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and difficult to fully predict. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

31.
Subsequent events

Investors Assembly

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 26, 2020, a distribution of a dividend in kind for ARS 484 million in shares of IRSA Propiedades Comerciales, subsidiary of IRSA.

Exchange of debentures

On November 12, 2020, the company carried out an exchange operation of its Series I Notes, for a nominal value of USD 181.5 million

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

●
Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 104.3 million.


Nominal Value to be Issued: approximately USD 31.7 million.


Issuance Price: 100% nominal value.


Maturity Date: It will be November 12, 2023.


Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

■
A sum of money of approximately USD 72,6 million for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.69622593 for each USD 1 of existing notes presented to the Exchange; and

■
The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII.


Annual Nominal Fixed Interest Rate: 10.00%.


Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).


Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.


Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

●
Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 74.2 million.


Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately USD 80.7 million.


Issuance Price: 100% nominal value.


Maturity Date: It will be March 1, 2023.


Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.


Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.


Annual Nominal Fixed Interest Rate: 10.00%.


Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.


Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.


Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

●
Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, the Company has modified and replaced the following essential and non-essential terms and conditions of the existing notes.


By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.


Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

■
Expiration Date: It will be March 1, 2023.

■
Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.


It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

Boston Tower Office Floors Sale

On November 5, 2020, IRSA Commercial Properties sold and transferred 4 additional floors for a gross rental area of approximately 3,892 sqm and 15 garage units located in the building. The transaction price was approximately Ps. 1,812 (USD 22.9 million).

Finally, on November 12, 2020, the Company sold and transferred the last 3 floors with a rental area of 3,266 m2, a retail store of 228 m2 and 15 parking spaces for a total price of approximately Ps. 1,521 (USD 19.1 million)

Loan to related party

On October 23, 2020, Dolphin Netherlands has granted a loan to Yad Leviim Ltd. for a term of 60 days, in a principal amount of USD 16,250,000 at a rate interest of 5% per year. Yad Leviim Ltd. is a company controlling by Eduardo Elsztain.

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolívar 108 – 1st floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position at September 30, 2020, the unaudited condensed interim consolidated statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2020 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim financial reporting.

Emphasis of matter paragraph – Loss of control of subsidiaries in Israel

Without modifying our conclusion, we draw attention to the information included in Note 1 to the accompanying unaudited condensed interim consolidated financial statements regarding the loss of control of IDBD and DIC, subsidiaries of the Operations Center in Israel.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a) the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are in the process of being transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements;

c) we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d) at September 30, 2020 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 1,058,161.42, which is not due at that date.

Autonomous City of Buenos Aires, November 17, 2020

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17	C.P.C.E.C.A.B.A. V° 1 F° 30
Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. V. 340 F. 156	José Daniel Abelovich Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 102 F. 191

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2020 and for the three-month periods ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position

as of September 30, 2020 and June 30, 2020

(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.20	06.30.20
ASSETS
Non-current assets
Investment properties	7	33,047	25,770
Property, plant and equipment	8	34	19
Trading properties	9	503	503
Intangible assets	10	77	77
Investments in subsidiaries, associates and joint ventures	6	80,756	71,549
Trade and other receivables	12	957	607
Total non-current assets		115,374	98,525
Current assets
Trading properties	9	583	1,030
Inventories		1	1
Trade and other receivables	12	1,206	1,804
Income tax and MPIT credit		3	4
Derivative financial instruments	11	11	1
Investments in financial assets	11	8	290
Cash and cash equivalents	11	14	2,372
Total current assets		1,826	5,502
TOTAL ASSETS		117,200	104,027
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		70,934	60,286
TOTAL SHAREHOLDERS’ EQUITY		70,934	60,286
LIABILITIES
Non-current liabilities
Trade and other payables	13	19	82
Borrowings	14	10,607	4,219
Deferred income tax liabilities	15	11,755	7,998
Provisions	16	981	264
Total non-current liabilities		23,362	12,563
Current liabilities
Trade and other payables	13	1,203	1,285
Salaries and social security liabilities		6	10
Borrowings	14	21,659	29,844
Derivative financial instruments	11	-	2
Provisions	16	35	36
Lease liabilities		1	1
Total current liabilities		22,904	31,178
TOTAL LIABILITIES		46,266	43,741
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		117,200	104,027

The accompanying notes are an integral part of these Financial Statements.

By:	/s/ Eduardo S. Elsztain

President

.

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2020 and 2019
 (All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.20	09.30.19
Revenues	17	726	483
Costs	18	(572)	(253)
Gross profit		154	230
Net gain from fair value adjustment of investment properties	7	7,277	3,286
General and administrative expenses	18	(107)	(127)
Selling expenses	18	(12)	(56)
Other operating results, net	19	(4)	(19)
Profit from operations		7,308	3,314
Share of profit of subsidiaries, associates and joint ventures	6	6,215	7,329
Profit before financial results and income tax		13,523	10,643
Finance income	20	10	21
Finance costs	20	(876)	(930)
Other financial results	20	(174)	(3,519)
Inflation adjustment	20	(338)	(510)
Financial results, net		(1,378)	(4,938)
Profit before income tax		12,145	5,705
Income tax	15	(3,757)	(1,590)
Profit for the period		8,388	4,115

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive loss of subsidiaries, associates and joint ventures		(225)	(80)
Currency translation adjustment of subsidiaries, associates and joint ventures		(3,476)	(865)
Total other comprehensive loss for the period (i)	6'	(3,701)	(945)
Total comprehensive profit for the period		4,687	3,170

Profit per share for the period:
Basic		14.59	7.16
Diluted		14.51	7.11

  The accompanying notes are an integral part of these Financial Statements.
 (i) Components of other comprehensive income have no impact on income tax.

By:	/s/ Eduardo S. Elsztain

President

..
2

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity

for the three-month period ended September 30, 2020

(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in capital from Treasury Shares	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (2)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2020	575	4	14,613	15,653	102	522	10,124	7,533	11,160	60,286
Profit for the period	-	-	-	-	-	-	-	-	8,388	8,388
Other comprehensive loss for the period	-	-	-	-	-	-	-	(3,701)	-	(3,701)
Reserve for share-based payments	-	-	-	-	2	-	-	(2)	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	35	-	35
Other changes in subsidiaries` equity	-	-	-	-	-	-	-	5,926	-	5,926
Balance as of September 30, 2020	575	4	14,613	15,653	104	522	10,124	9,791	19,548	70,934

(1) Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2020.
(2) The composition of Other reserves of the Company as of September 30, 2020 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves of subsidiaries	Total Other reserves
Balance as of June 30, 2020	(185)	(4,487)	212	1,822	(784)	11,190	(235)	7,533
Other comprehensive loss for the period	-	-	-	-	(3,476)	-	(225)	(3,701)
Reserve for share-based payments	1	-	(3)	-	-	-	-	(2)
Changes in non-controlling interest	-	35	-	-	-	-	-	35
Other changes in the equity	-	(52)	-	-	5,034	-	944	5,926
Balance as of September 30, 2020	(184)	(4,504)	209	1,822	774	11,190	484	9,791

The accompanying notes are an integral part of these Financial Statements.

By:	/s/ Eduardo S. Elsztain

President

.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity

for the three-month period ended September 30, 2019

(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in capital from Treasury Shares	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (2)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2019 (recast)	575	4	14,613	15,653	85	522	10,124	73,943	(65,081)	50,438
Adjustments of previous periods (IFRS 16 and 28)	-	-	-	-	-	-	-	-	(1,248)	(1,248)
Balance as of June 30, 2019 (recast)	575	4	14,613	15,653	85	522	10,124	73,943	(66,329)	49,190
Profit for the period	-	-	-	-	-	-	-	-	4,115	4,115
Other comprehensive loss for the period	-	-	-	-	-	-	-	(945)	-	(945)
Changes in non-controlling interest	-	-	-	-	-	-	-	(185)	-	(185)
Other changes in subsidiaries` equity	-	-	-	-	-	-	-	-	23	23
Balance as of September 30, 2019	575	4	14,613	15,653	85	522	10,124	72,813	(62,191)	52,198

(1) Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2019.
(2) The composition of Other reserves of the Company as of September 30, 2019 is as follows:

The accompanying notes are an integral part of these Financial Statements.

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves of subsidiaries	Total Other reserves
Balance as of June 30, 2019	(177)	(4,998)	223	1,821	283	76,906	(115)	73,943
Other comprehensive loss for the period	-	-	-	-	(865)	-	(80)	(945)
Reserve for share-based payments	3	-	(3)	-	-	-	-	-
Changes in non-controlling interest	-	(185)	-	-	-	-	-	(185)
Balance as of September 30, 2019	(174)	(5,183)	220	1,821	(582)	76,906	(195)	72,813

By:	/s/ Eduardo S. Elsztain

President

..

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month period ended September 30, 2020 and 2019
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Nota	09.30.20	09.30.19
Operating activities
Profit for the period		8,388	4,115
Adjustments:
Income tax	15	3,757	1,590
Amortization and depreciation	18	2	3
Gain from disposal of trading properties		(159)	(235)
Financial results, net		4,579	6,538
Increase in trading properties	9	(15)	(365)
Net gain from fair value adjustment of investment properties	7	(7,277)	(3,286)
Share of profit of subsidiaries, associates and joint ventures	6	(6,215)	(7,329)
Gain from disposal of subsidiaries		(4)	(137)
Provisions and allowances		4	1
Decrease/ (Increase) in trade and other receivables		205	(5)
Increase in trade and other payables		612	428
(Decrease) in payroll and social security liabilities		(3)	-
Net cash flow generated from operating activities		3,874	1,318
Investing activities
Capital contributions to subsidiaries, associates and joint ventures	6	(10)	(1,780)
Issuance of capital		-	(94)
Acquisition of property, plant and equipment	8	(16)	(3)
Acquisition of intangible assets	10	(1)	-
Increase of investments in financial assets		(619)	(6,802)
Proceeds from sale of investments in financial assets		892	7,266
Increase in loans granted to subsidiaries, associates and joint ventures		-	(15)
Proceeds from borrowings granted to subsidiaries, associates and joint ventures		3	-
Interest collection of fixed term		-	8
Net cash flow generated from/ (used in) investing activities		249	(1,420)
Financing activities
Short-term loans obtained, net		687	708
Payment of loans		(223)	(239)
Interests paid		(1,026)	(831)
Loans obtained from subsidiaries, associates and joint ventures		(1)	2,178
Payment of loans from subsidiaries, associates and joint ventures		(20)	(194)
Payment of NCN		(8,302)	(10,031)
Issuance of NCN		2,424	8,495
Payments from derivative financial instruments		(20)	-
Net cash flow used in financing activities		(6,481)	86
Decrease in cash and cash equivalents, net		(2,358)	(16)
Cash and cash equivalents at the beginning of the period	11	2,372	55
Foreign exchange gain of cash and changes in fair value of cash equivalents		-	(1)
Cash and cash equivalents at the end of the period	11	14	38

Additional information
Currency translation adjustment		(3,476)	(865)
Other comprehensive loss of subsidiaries		(225)	(80)
Changes in non-controlling interest		35	(185)
Other changes in subsidiaries` equity		5,926	23
Increase in borrowings of subsidiaries, associates and joint ventures through a decrease in trade and other receivables		-	7
Increase in borrowings through an increase in trading properties		93	45
Issuance of NCN		365	23

  The accompanying notes are an integral part of these Financial Statements.

By:	/s/ Eduardo S. Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping malls and branded hotels across Argentina, and also office properties in the United States and in numerous markets and industry sectors in Israel, such as real estate, supermarkets, insurance, telecommunications, etc.
These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 17, 2020.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its share capital or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these Unaudited Condensed Interim Separate Financial Statements, the Company has made use of the option provided by IAS 34, and has prepared them in a condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, it is recommended that they be read together with the annual financial statements as of June 30, 2020.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as a high inflation one, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates to or exceeds 100%. Accumulated inflation in Argentina in three years has been over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a high inflation economy starting July 1, 2018.

Regarding the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the period ended September 30, 2020, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

Quarterly price variation	09.30.2020
8%

IRSA Inversiones y Representaciones Sociedad Anónima

As a consequence of the aforementioned, these Unaudited Financial Statements as of September 30, 2020 were restated in accordance with IAS 29.

2.2. Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2020. The main accounting policies are described in Note 2 of those Annual Financial Statements.

2.3.
Comparability of information

The amounts as of June 30, 2020 and September 30, 2019, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements. In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2020, described in Note 3 to those financial statements, except as indicated in Note 25.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

Significant acquisitions and disposals of the Company and/or its subsidiaries for the three-month period ended September 30, 2020 are detailed in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2020. There has been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year. See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus. The main associates include BHSA and New Lipstick. Its main joint ventures include Cyrsa S.A. and Puerto Retiro S.A.

The Company indirectly participates through Tyrus in IDB Development Ltd. (“IDBD”) and Discount Investment Company Ltd (“DIC”). These companies have certain financial restrictions and agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. These commitments and other restrictions resulting from the indebtedness of IDBD and DIC (such as the pledges granted by IDBD over part of its shareholding in DIC) do not have recursive effects against IRSA, nor has IRSA guaranteed them with its assets, so the economic risk of IRSA is limited to the value of said investments.

IDBD's financial condition as of June 30, 2020 had a deficit in shareholders’ equity, ongoing negative cash flows from continuing operating activities activities and a low credit rating. IDBD´s cash flow required to meet its liabilities, including short-term liabilities is based on the financial support of its controlling shareholder (Dolphin Netherlands BV) and on the realization of assets which the realization date is not under IDBD´s control. As a result of the above, IDBD has been into negotiations with its creditors in order to restructure its financial debt on more favorable terms. As a result, the Company recognized an impairment loss of Ps. 2,160 in its separate financial statements as of June 30, 2020, equivalent to the net value of its investment in IDBD and DIC as of that date.

As of June 30, 2020, the aggregate principal amount of the (i) IDBD Series 9 Bonds was NIS 901 million (“Series 9”), (ii) IDBD Series 14 Bonds was NIS 889 million collateralized by DIC shares owned directly or indirectly by IDBD representing 70% of the share capital of DIC (“Series 14”), (iii) IDBD Series 15 Bonds was NIS 238 million collateralized by shares of Clal representing 5% of the share capital of Clal (“Series 15”).

 As no agreement has been reached, on September 17, 2020, the Series 9 trustee submitted to the District Court in Tel-Aviv-Jaffa (the "Court") a petition to grant an order for the opening of proceedings for IDBD pursuant to the Insolvency and Economic Rehabilitation Law, 5778 – 2018 and to instruct the appointment of a trustee for IDBD pursuant to Section 43 and to grant the trustee any and all authority over the decision making of IDBD.

On September 21, 2020, the Series 14 bond holders approved the immediate fully payment of the remaining balances of such serie.

On September 22, 2020, IDBD and Dolphin Netherlands B.V. submitted an initial response to the Petition, arguing that it is in the best interest of IDBD and its creditors to exhaust the negotiations among the controlling shareholder and its creditors during a short period with the aim to maximize the value of its assets, avoid costs and additional negative effects.

In addition, responses by the Series 14 trustee and the Series 15 trustee were filed requesting the enforcement of liens and the appointment of a receiver as well as an urgent hearing, which was scheduled for September 24, 2020.

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, our management believe that, as from September 25, 2020, IRSA lost control over IDBD and DIC and consequently it derecognized the reserves disclosed in other comprehensive income associated with said investments, recognizing a loss of Ps. 2,904 in the three-month period ended September 30, 2020.

To date, we are analyzing together with our local and international advisors the judicial decision, of September 25, 2020 and its alternatives.

Detailed below is the evolution of investments in subsidiaries, associates and joint ventures of the Company, for the three-month period ended September 30, 2020 and for the year ended June 30, 2020:

	09.30.20	06.30.20
Beginning of period / year	71,333	61,172
Adjustments of previous periods (IFRS 16 and IAS 28)	-	(1,406)
Share of profit	6,215	11,614
Other comprehensive loss	(3,701)	(1,060)
Capital contributions (Note 21)	10	2,363
Changes in non-controlling interest	35	508
Dividends	-	(634)
Sale of interest	-	(1,123)
Other changes in subsidiaries’ equity	5,926	(101)
End of the period / year	79,818	71,333

(i)
Includes Ps. (938) and Ps. (216) reflecting interests in companies with negative equity as of September 30, 2020 and June 30, 2020, respectively, which are disclosed in “Provisions” (see Note 16).

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	% ownership interest		Company´s interest in equity		Company’s interest in comprehensive income
	09.30.20	06.30.20	09.30.20	06.30.20	30.09.2020	30.09.2019
Subsidiaries
IRSA CP	79.27%	79.27%	70,780	61,486	9,327	2,640
Tyrus	100.00%	100.00%	(938)	(216)	(6,761)	2,818
Efanur	100.00%	100.00%	2,139	2,249	(110)	410
Ritelco S.A.	100.00%	100.00%	1,992	1,989	39	313
Inversora Bolívar S.A.	95.13%	95.13%	951	962	(12)	17
ECLSA	96.74%	96.74%	1,520	1,360	162	58
Palermo Invest S.A.	97.00%	97.00%	472	486	(14)	38
NFSA	76.34%	76.34%	388	438	(50)	(3)
Llao Llao Resort S.A.	50.00%	50.00%	364	370	(6)	(3)
HASAU	100.00%	100.00%	263	282	(18)	(9)
Liveck S.A.	9.30%	9.30%	59	57	(1)	3
Associates
BHSA (1) (2)	4.93%	4.93%	690	700	(10)	79
Manibil S.A.	49.00%	49.00%	565	573	(8)	2
BACS (2)	33.36%	33.36%	349	349	1	(10)
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	50.00%	50.00%	173	202	(29)	26
Cyrsa S.A.	50.00%	50.00%	51	46	4	5
Total subsidiaries, associates and joint ventures			79,818	71,333	2,514	6,384

				Latest financial statements issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Subsidiaries
IRSA CP	Argentina	Real estate	99,894,541	126	12,349	89,253
Tyrus	Uruguay	Investment	16,025,861,475	7,480	(3,063)	(938)
Efanur	Uruguay	Investment	132,181,770	131	(117)	2,139
Ritelco S.A.	Uruguay	Investment	94,369,151	94	40	1,993
Inversora Bolívar S.A.	Argentina	Investment	88,422,547	93	(16)	999
ECLSA	Argentina	Investment	77,316,130	80	166	1,568
Palermo Invest S.A.	Argentina	Investment	155,953,673	161	(14)	768
NFSA	Argentina	Hotel	38,068,999	50	(70)	668
Llao Llao Resort S.A.	Argentina	Hotel	73,580,206	147	(12)	727
HASAU	Argentina	Hotel	25,625,473	26	(18)	261
Liveck S.A.	Uruguay	Investment	41,855,579	450	(8)	381
Associates
BHSA (1) (2)	Argentina	Financial	73,939,835	1,500	(194)	14,001
Manibil S.A.	Argentina	Real estate	151,872,872	444	(16)	1,153
BACS (2)	Argentina	Financial	29,297,626	88	3	1,048
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	Argentina	Hotel	500,000	1	(58)	346
Cyrsa S.A.	Argentina	Real estate	8,748,270	17	9	102

(1)
Considered significant. See Notes 7 to 8 to the Annual Consolidated Financial Statements.
(2)
Information as of September 30, 2020 according to BCRA's standards. For the purpose of the valuation of the investments in the Company, figures as of September 30, 2020 have been considered, with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of September 30, 2020 amounts to Ps. 9,35. See Note 8 to the Consolidated Financial Statements as of June 30, 2020.

7.
Investment properties

	Period ended September 30, 2020			Year ended June 30, 2020
	Rental properties	Undeveloped parcels of land	Total	Total
Fair value at the beginning of the period / year	3,801	21,969	25,770	16,020
Net gain from fair value adjustment	1,073	6,204	7,277	9,750
Fair value at the end of the period / year	4,874	28,173	33,047	25,770

The following amounts have been recognized in the Statements of Comprehensive Income:

	09.30.20	09.30.19
Sale, rental and services´ income (Note 17)	12	14
Rental and services´ costs (Note18)	3	11
Cost of sales and developments (Note18)	11	10
Net unrealized gain from fair value adjustment of investment properties	7,277	3,286

Valuation techniques are described in Note 9 to the Consolidated Financial Statements as of June 30, 2020. There were no changes to the valuation techniques.

8.
Property, plant and equipment

	Period ended September 30, 2020					Year ended June 30, 2020
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total	Total
Costs	201	56	193	4	454	453
Accumulated depreciation	(187)	(55)	(189)	(4)	(435)	(429)
Net book amount at the beginning of the period / year	14	1	4	-	19	24
Additions	-	15	1	-	16	1
Depreciation (Note 18)	-	-	(1)	-	(1)	(6)
Balances at the end of the period / year	14	16	4	-	34	19
Costs	201	71	194	4	470	454
Accumulated depreciation	(187)	(55)	(190)	(4)	(436)	(435)
Net book amount at the end of the period / year	14	16	4	-	34	19

9.
Trading properties

	Period ended September 30, 2020				Year ended June 30, 2020
	Completed properties	Undevelopedproperties	Properties under development	Total	Total
Beginning of the period / year	79	578	876	1,533	3,340
Additions	-	-	15	15	1,751
Capitalized finance costs	-	-	93	93	100
Disposals (Not 18)	-	-	(555)	(555)	(3,658)
End of the period / year	79	578	429	1,086	1,533
Non-current				503	503
Current				583	1,030
Total				1,086	1,533

10.
Intangible assets

	Period ended September 30, 2020			Year ended June 30, 2020
	Computer software	Future units to be received from barters	Total	Total
Costs	37	60	97	95
Accumulated amortization	(20)	-	(20)	(16)
Net book amount at the beginning of the period / year	17	60	77	79
Additions	1	-	1	2
Amortization	(1)	-	(1)	(4)
Balances at the end of the period / year	17	60	77	77
Costs	38	60	98	97
Accumulated amortization	(21)	-	(21)	(20)
Net book amount at the end of the period / year	17	60	77	77

IRSA Inversiones y Representaciones Sociedad Anónima

11.           Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the Consolidated Financial Statements as of June 30, 2020.

Financial assets and financial liabilities as of September 30, 2020 and June 30, 2020 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
September 30, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	1,601	-	-	1,601	576	2,177
Investments in financial assets:
- Mutual funds (ii)	-	8	-	8	-	8
Derivative financial instruments:
- Options	-	-	11	11	-	11
Cash and cash equivalents:
- Cash at bank and on hand	14	-	-	14	-	14
Total	1,615	8	11	1,634	576	2,210

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
September 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	628	-	628	594	1,222
Borrowings (Note 14)	32,266	-	32,266	-	32,266
Total	32,894	-	32,894	594	33,488

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
June 30, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	1,858	-	-	1,858	564	2,422
Investments in financial assets:
- Mutual funds (ii)	-	290	-	290	-	290
Derivative financial instruments:
- Swaps	-	-	1	1	-	1
Cash and cash equivalents:
- Cash at bank and on hand	11	-	-	11	-	11
- Short-term investments	1,001	1,360	-	2,361	-	2,361
Total	2,870	1,650	1	4,521	564	5,085

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	663	-	663	704	1,367
Derivative financial instruments:
- Foreign-currency future contracts	-	2	2	-	2
Borrowings (excluding finance leases) (Note 14)	34,063	-	34,063	-	34,063
Total	34,726	2	34,728	704	35,432

(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 14). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

As of September 30, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

12.
Trade and other receivables

Company’s trade and other receivables, as of September 30, 2020 and June 30, 2020 are comprised as follows:

	September 30, 2020	June 30, 2020
Sales, leases and services’ receivables	107	108
Leases and services receivables	582	834
Less: Allowance for doubtful accounts	(14)	(11)
Total trade receivables	675	931
Borrowings granted, deposits and others	901	900
Advance payments	211	226
Tax credits	348	317
Prepaid expenses	8	15
Long-term incentive plan	15	16
Others	5	6
Total other receivables	1,488	1,480
Total trade and other receivables	2,163	2,411
Non-current	957	607
Current	1,206	1,804
Total	2,163	2,411

Movements on the Company’s allowance for doubtful accounts are as follows:

	September 30, 2020	June 30, 2020
Beginning of period /year	11	39
Additions	4	4
Disposals / Recoveries	-	(20)
Inflation adjustment	(1)	(12)
End of the period / year	14	11

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 18). Amounts charged to the allowance for doubtful accounts are generally written off, when there is no expectation of recovery.

13.
Trade and other payables

	September 30, 2020	June 30, 2020
Customers´ advances	582	694
Trade payables	524	544
Accrued invoices	74	104
Tenant deposits	1	1
Total trade payables	1,181	1,343
Director´s fees	14	-
Long-term incentive plan	13	14
Tax amnesty plans	1	2
Other tax payables	10	8
Other	3	-
Total other payables	41	24
Total trade and other payables	1,222	1,367
Non-current	19	82
Current	1,203	1,285
Total	1,222	1,367

14.
Borrowings

Company’s borrowings as of September 30, 2020 and June 30, 2020 are comprised as follows:

	Book value as of 09.30.20	Book value as of 06.30.20	Fair value as of 09.30.20	Fair value as of 06.30.20
NCN	17,121	23,771	-	23,965
Bank loans	1,418	1,550	1,418	1,550
Related parties (Note 21)	12,117	7,635	-	7,705
Bank overdrafts	1,610	1,107	1,610	1,107
Total borrowings	32,266	34,063	3,028	34,327
Non-current	10,607	4,219
Current	21,659	29,844
Total	32,266	34,063

15.
Currents and deferred income tax

The charge for the Company’s income tax is comprised as follows:

	09.30.20	09.30.19
Deferred income tax	(3,757)	(1,590)
Income tax	(3,757)	(1,590)

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2020 and 2019:

	09.30.20	09.30.19
Net income at tax rate (i)	(3,644)	(1,712)
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	1,864	2,160
Income tax rate differential	430	232
Difference between provision and tax return	57	-
Tax loss carryfowards´ allowance	(2,373)	(808)
Inflation adjustment for tax purposes	(634)	(703)
Inflation adjustment	634	(732)
Non deductible expenses and others	(91)	(27)
Income tax	(3,757)	(1,590)

	09.30.20	06.30.20
Beginning of the period / year	(7,998)	(7,212)
Income tax charge	(3,757)	(786)
End of the period / year	(11,755)	(7,998)

Law No. 27,541 of solidarity and productive revival in the framework of Argentine public emergency, published on December 23, 2019 introduced some modifications to different taxes and the creation of the tax for an Inclusive Selfless Argentina (PAIS).

The main modifications affecting the Group in relation to income tax are the following:

1)
In the first and second fiscal year beginning after January 1, 2018 (namely, for the Group’s fiscal years beginning on July 1, 2019 and 2020), the gain or loss resulting from tax inflation adjustment will be charged by one sixth in the determination exercise and the remaining five sixths in the following fiscal years;

2)
The tax rate applicable to companies for the third fiscal year beginning after January 1, 2018 was increased from 25% to 30% (namely, for the Group’s fiscal years beginning on July 1, 2019)

16. Provisions

The table below presents the changes in the Company's provisions:

	Period ended September 30, 2020			Year ended June 30, 2020
	Investments in subsidiaries, associates and joint ventures	Labor, legal and other claims (i)	Total	Total
Beginning of period / year	216	84	300	66
Additions	722	1	723	264
Decrease	-	(1)	(1)	(6)
Utilization	-	-	-	(1)
Inflation adjustment	-	(6)	(6)	(23)
End of period / year	938	78	1.016	300
Non current			981	264
Current			35	36
Total			1.016	300

(i)
Additions and recoveries are included in "Other operating results, net”.

17. Revenues

	09.30.20	09.30.19
Sale of trading properties	714	467
Rental income, averaging of scheduled rental escalation and expense reimbursements	12	14
Property management fees	-	2
Sales, rental and services´ income	726	483

18. Expenses by nature

	Costs (i)	General and administrative expenses	Selling expenses	09.30.20	09.30.19
Cost of sales of trading properties (Note 9)	555	-	-	555	231
Salaries, social security costs and other personnel expenses	1	43	-	44	64
Taxes, rates and contributions	6	-	8	14	53
Fees and payments for services	-	16	-	16	19
Director´s fees (Note 21)	-	25	-	25	25
Maintenance, security, cleaning, repairs and others	9	7	-	16	15
Traveling, transportation and stationery expenses	-	4	-	4	11
Leases and services’ charges	1	6	-	7	10
Advertising and other selling expenses	-	-	-	-	1
Bank charges	-	4	-	4	3
Amortization and depreciation (Note 8 and 10)	-	2	-	2	3
Allowance for doubtful accounts (charge and recovery, net) (Note 12)	-	-	4	4	1
Total expenses by nature as of 09.30.20	572	107	12	691	-
Total expenses by nature as of 09.30.19	253	127	56	-	436

(1)
For the three-month period ended September 30, 2020, includes Ps. 3 of rental and services costs and Ps. 569 of costs of sales and developments, of which Ps. 11 corresponds to investment properties and Ps. 558 to trading properties. For the three-month period ended September 30, 2019, includes Ps. 11 which correspond to rental and services costs; Ps. 242 to costs of sales and developments, of which Ps. 11 corresponds to investment properties and Ps. 231 to trading properties

19. Other operating results, net

	09.30.20	09.30.19
Lawsuits and other contingencies (i)	-	(4)
Donations	(6)	(14)
Operating interest expense	3	2
Others	(1)	(3)
Total other operating results, net	(4)	(19)

(i)
Includes legal costs and expenses.

20. Financial results, net

	09.30.20	09.30.19
Interest income	10	21
Total finance income	10	21
Interest expense	(914)	(893)
Other finance costs	(55)	(82)
Subtotal finance costs	(969)	(975)
Capitalized finance costs	93	45
Total finance costs	(876)	(930)
Net exchange difference	(126)	(3,698)
Net (loss) / gain from changes in fair value of financial assets	(40)	177
(Loss) from derivative financial instruments, net	(8)	-
Gain from repurchase of non-convertible notes	-	2
Total other financial results	(174)	(3,519)
Inflation adjustment	(338)	(510)
Total financial results, net	(1,378)	(4,938)

IRSA Inversiones y Representaciones Sociedad Anónima

21.  Related party transactions

The following is a summary of the balances with related parties as of September 30, 2020 and June 30, 2020:

Item	September 30, 2020	June 30, 2020
Trade and other receivables	1,337	1,638
Trade and other payables	(1,108)	(1,133)
Borrowings	(12,117)	(7,635)
Total	(11,888)	(7,130)

	September 30, 2020	June 30, 2020	Operation description	Item
Cresud	(1)	(1)	Long-term incentive plan payable	Trade and other payables
	(47)	(69)	Corporate services payable	Trade and other payables
	(4)	(2)	Reimbursement of expenses payable	Trade and other payables
	4	5	Leases receivable	Trade and other receivables
	(1)	(1)	Management fee	Trade and other payables
Total parent company	(49)	(68)
IRSA CP	(569)	(674)	Reimbursement of expenses receivable	Trade and other payables
	369	662	Reimbursement of expenses receivable	Trade and other receivables
	(11)	(11)	Leases and rights of use payable	Trade and other payables
	(4,364)	(3,986)	Non-Convertible Notes	Borrowings
	(6,887)	(2,813)	Loans received	Borrowings
	(70)	(61)	Corporate services payable	Trade and other payables
	(12)	(13)	Long-term incentive plan payable	Trade and other payables
	(5)	(10)	Reimbursement of expenses payable	Trade and other payables
	(1)	(1)	Commissions	Trade and other payables
	(2)	-	Leases payable	Trade and other payables
	(152)	(152)	Other liabilities	Trade and other payables
Tyrus	417	415	Borrowings granted	Trade and other receivables
	1	1	Reimbursement of expenses receivable	Trade and other receivables
ECLSA	295	290	Borrowings granted	Trade and other receivables
	107	116	Dividends receivable	Trade and other receivables
Panamerican Mall S.A.	1	1	Long-term incentive plan receivable	Trade and other receivables
Efanur	(106)	(104)	Loans received	Borrowings
Torodur S.A.	(444)	(443)	Non-Convertible Notes	Borrowings
Ritelco S.A.	(30)	(30)	Loans received	Borrowings
NFSA	(33)	(34)	Loans received	Borrowings
NFSA	9	5	Management fees receivables	Trade and other receivables
Fibesa S.A.	13	14	Long-term incentive plan receivable	Trade and other receivables
	(46)	-	Loans received	Borrowings
Real Estate Investment Group VII LP	(26)	(25)	Loans received	Borrowings
Palermo Invest S.A.	12	13	Dividends receivable	Trade and other receivables
Palermo Invest S.A.	18	18	Borrowings granted	Trade and other receivables
HASAU	2	2	Hotel services receivable	Trade and other receivables
	(16)	-	Other liabilities	Trade and other payables
	(10)	(31)	Loans received	Borrowings
Llao Llao Resorts S.A.	3	3	Hotel services receivable	Trade and other receivables
	-	1	Reimbursement of expenses receivable	Trade and other receivables
New Lipstick	18	18	Reimbursement of expenses receivable	Trade and other receivables
Lipstick Management LLC	(84)	(83)	Loans received	Borrowings
Cyrsa S.A.	(29)	(29)	Loans received	Borrowings
Inversora Bolívar S.A.	10	10	Dividends receivable	Trade and other receivables
	34	34	Borrowings granted	Trade and other receivables
Banco Hipotecario S.A	(1)	(1)	Leases and rights of use payable	Trade and other payables
IRSA – Galerías Pacífico S.A. - U.T.	(126)	(135)	Other liabilities	Trade and other payables
Emprendimiento Recoleta S.A	1	1	Long-term incentive plan receivable	Trade and other receivables
TGLT S.A.	(76)	-	Other liabilities	Trade and other payables
Others subsidiaries, associates and joint ventures (1)	-	2	Reimbursement of expenses receivable	Trade and other receivables
Others subsidiaries, associates and joint ventures (1)	1	1	Contributions in advance	Trade and other receivables
	1	1	Long-term incentive plan receivable	Trade and other receivables
Total subsidiaries, associates and joint ventures	(11,788)	(7,028)
Directors	(14)	-	Fees	Trade and other payables
	-	5	Advances granted	Trade and other receivables
	5	5	Borrowings granted	Trade and other receivables
Total directors	(9)	10
Consultores Asset Management S.A.	16	14	Reimbursement of expenses receivable	Trade and other receivables
BHN Vida S.A.	(58)	(57)	Non-Convertible Notes	Borrowings
Estudio Zang, Bergel y Viñes Abogados	-	(2)	Legal Services	Trade and other payables
Others subsidiaries, associates and joint ventures (2)	-	1	Reimbursement of expenses receivable	Trade and other receivables
Total others	(42)	(44)
Total	(11,888)	(7,130)

(1)
It includes ALL GOLF Center S.A., Panamerican Mall S.A, Emprendimiento Recoleta S.A., Quality Invest S.A., Puerto Retiro, Arcos del Gourmet S.A., Inversora Bolívar S.A., y Palermo Invest S.A.
(2)
It includes Austral Gold Argentina S.A., Chacabuco 175 S.R.L. y Dolphin Fund Ltd.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the three-month period ended September 30, 2020 and 2019:

	September 30, 2020	September 30, 2019	Operation description
Cresud	2	3	Leases and/or rights of use
	-	-	Financial operations
	(31)	(40)	Corporate services
Total parent company	(29)	(37)
IRSA CP	(464)	(799)	Financial operations
	(4)	(19)	Corporate services
	(2)	1	Leases and/or rights of use
ECLSA	5	37	Financial operations
Ritelco	-	(5)	Financial operations
Efanur	(1)	(19)	Financial operations
Tyrus	3	66	Financial operations
Lipstick	(1)	(15)	Financial operations
REIG VII	-	(5)	Financial operations
Torodur	(23)	(81)	Financial operations
Palermo Invest	-	(4)	Financial operations
Others subsidiaries, associates and joint ventures (1)	3	3	Fees
	1	-	Financial operations
Total subsidiaries, associates and joint ventures	(483)	(840)
Directors	(25)	(25)	Fees
Senior Management	(2)	(4)	Fees
Total Directors and Senior Managment	(27)	(29)
Fundación IRSA	-	(11)	Donations
Estudio Zang, Bergel & Viñes	(3)	(1)	Fees
BHN Vida S.A.	1	-	Financial operations
Others subsidiaries, associates and joint ventures (2)	-	3	Leases and/or rights of use
	-	(3)	Donations
Total others	(2)	(12)
Total at the end of the period	(541)	(918)

(1)
It includes Inversora Bolívar S.A., Cyrsa S.A., BACS, Palermo Invest S.A., Efanur and Liveck S.A.
(2)
It includes Puerta 18, Austral Gold Argentina S.A., Hamonet S.A., y Consultores Asset Management S.A.

The following is a summary of the transactions with related parties without impact in results for the three-month period ended September 30, 2020 and 2019:

	September 30, 2020	September 30, 2019	Operation description
Tyrus	(7)	(1,781)	Contributions granted
Liveck S.A.	(3)	(7)	Contributions granted
Manibil S.A.	-	(95)	Contributions granted
Total contributions to subsidiaries	(10)	(1,883)

IRSA Inversiones y Representaciones Sociedad Anónima

22. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount (2)	Foreign exchange rate (3)	Total as of 09.30.20	Total as of 06.30.20
Assets
Trade and other receivables
US Dollar	4.01	75.980	305	305
Euros	0.11	88.965	10	9
Receivables with related parties
US Dollar	10.40	76.180	792	780
Total Trade and other receivables			1,107	1,094
Investments in financial assets
US Dollar	0.11	75.980	8	8
Total Investments in financial assets			8	8
Derivative financial instruments
US Dollar	-	75.980	-	1
Total Derivative financial instruments			-	1
Cash and cash equivalents
US Dollar	0.08	75.980	6	10
Total Cash and cash equivalents			6	10
Total Assets			1,121	1,113

Liabilities
Trade and other payables
US Dollar	0.42	76.180	32	115
Payables with related parties
US Dollar	3.29	76.180	251	155
Total Trade and other payables			283	270
Lease liabilities
US Dollar	0.01	76.180	1	-
Total Lease liabilities			1	-
Borrowings
US Dollar	233.58	76.180	17,794	24,982
Borrowings with related parties
US Dollar	106.56	76.180	8,118	7,534
Total Borrowings			25,912	32,516
Total Liabilities			26,196	32,786

(1)
Considering foreign currencies those that differ from Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate as of September 30, 2020 according to Banco de la Nación Argentina records.

23.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 16 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 18 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 22 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

24.
     CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

25.
Economic context in which the Company operates

See Note 30 to the Unaudited Condensed Interim Consolidated Financial Statements.

26.
Subsequent events

See Note 30 to the Unaudited Condensed Interim Consolidated Financial Statements, in addition are as follows:

Dividend distribution from IRSA CP

On October 26, 2020, IRSA CP Shareholders' Meeting has decided to distribute a cash dividend of Ps. 9,700. The amount per share will be (V $ N1) Ps. 76.9755 and an amount per ADR of Ps. 307.9022 (Argentine pesos per ADR).
The Company maintains a holding percentage of 79.27% over said Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2020
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

		Past due	Without term	Without term	To be due
		09.30.20	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	Total
Accounts receivables	Trade and other receivables	207	353	6	631	1	8	6	951	-	2,163
	Total	207	353	6	631	1	8	6	951	-	2,163
Liabilities	Trade and other payables	377	-	-	237	3	3	583	19	-	1,222
	Borrowings	-	-	-	16,144	362	825	4,328	10,607	-	32,266
	Salaries and social security liabilities	-	1	-	5	-	-	-	-	-	6
	Provisions	-	35	981	-	-	-	-	-	-	1,016
	Lease liabilities	-	-	-	-	-	1	-	-	-	1
	Total	377	36	981	16,386	365	829	4,911	10,626	-	34,511

4.a.
Breakdown of accounts receivable and liabilities by maturity and currency.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivables	Trade and other receivables	812	394	1,206	244	713	957	1,056	1,107	2,163
	Total	812	394	1,206	244	713	957	1,056	1,107	2,163
Liabilities	Trade and other payables	920	283	1,203	19	-	19	939	283	1,222
	Borrowings	2,468	19,191	21,659	3,886	6,721	10,607	6,354	25,912	32,266
	Salaries and social security liabilities	6	-	6	-	-	-	6	-	6
	Provisions	35	-	35	981	-	981	1,016	-	1,016
	Lease liabilities	-	1	1	-	-	-	-	1	1
	Total	3,429	19,475	22,904	4,886	6,721	11,607	8,315	26,196	34,511

RSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2020
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

On September 30, 2020 there are no receivables and liabilities subject to adjustment clause.

4.c.
Breakdown of accounts receivable and liabilities by interest clause

Items		Current				Non-current				Accruing interest		Non-
		Accruing interest		Non-accruing interest	Total	Accruing interest		Non-accruing interest	Total			accruing	Total
		Fixed rate	Floating rate	(*)		Fixed rate	Floating rate	(*)		Fixed rate	Floating rate	interest
Accounts receivables	Trade and other receivables	550	89	567	1,206	712	-	245	957	1,262	89	812	2,163
	Total	550	89	567	1,206	712	-	245	957	1,262	89	812	2,163
Liabilities	Trade and other payables	-	-	1,203	1,203	1	-	18	19	1	-	1,221	1,222
	Borrowings	18,993	2,309	357	21,659	10,143	466	(2)	10,607	29,136	2,775	355	32,266
	Salaries and social security liabilities	-	-	6	6	-	-	-	-	-	-	6	6
	Provisions	-	-	35	35	-	-	981	981	-	-	1,016	1,016
	Lease liabilities	1	-	-	1	-	-	-	-	1	-	-	1
	Total	18,994	2,309	1,601	22,904	10,144	466	997	11,607	29,138	2,775	2,598	34,511

(*) Includes the balance as of 09.30.2020 of the interest payable corresponding to the loans.

RSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2020
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Related parties.

a.
Interest in related parties:

Name of the entity	% ownership interest of the Group
Entity's with direct ownership interest of IRSA:
IRSA CP	79.27%
E-commerce Latina S.A.	96.74%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	100.00%
Inversora Bolívar S.A.	95.13%
Llao Llao Resort S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	97.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%
Liveck S.A.	9.30%

b.
Related parties debit/credit balances. See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

6.
Loans to Directors.

See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

7.
Physical inventory.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.
Current values.

See Notes 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.
Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

RSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2020
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina
13.
Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
Bouchard 551	1	310	All operational risk with additional coverage and minor risks
Libertador 498	3	228	All operational risk with additional coverage and minor risks
Santa María del Plata	0.044	21,588	All operational risk with additional coverage and minor risks
Abril Manor House	3	51	All operational risk with additional coverage and minor risks
Catalinas Norte Plot	2	814	All operational risk with additional coverage and minor risks
Subtotal	9	22,991

(1)
The insured amounts are in US Dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

None.

18.
Restrictions on distributions of profits.

According to Argentine law, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which cannot be released to make distributions in cash or in kind. See Note 16 to the Consolidated Financial Statements at June 30, 2020.

IRSA NCN due 2019 and 2020 both contain certain customary covenants and restrictions, including, among others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires, Nov 17, 2020.

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolívar 108 – 1st floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (“the Company”), which comprise the unaudited condensed interim separate statement of financial position at September 30, 2020, the unaudited condensed interim separate statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2020 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Emphasis of matter paragraph – Investment in Israel

Without modifying our conclusion, we draw attention to the information included in Note 6 to the accompanying unaudited condensed interim separate financial statements regarding the recoverability of the investment in the Operations Center in Israel.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are in the process of being transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements;

c) we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 12, Chapter III, Title IV of the rules of the National Securities Commission, on which we have no observations to make regarding matters that are within our competence;

d) at September 30, 2020 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 1,058,161.42, which is not due at that date.

Autonomous City of Buenos Aires, November 17, 2020

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17	C.P.C.E.C.A.B.A. V° 1 F° 30
Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. V. 340 F. 156	José Daniel Abelovich Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 102 F. 191

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation index and the argentine peso exchange rate against other currencies, mainly the dollar, variations in interest rates which have an impact on the cost of capital, changes in government policies, capital control and other political or economic developments both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing quarantines, among other measures. The ongoing pandemic and these extraordinary government actions are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and until November 8, 2020, more than 1,200,000 cases of infections had been confirmed in Argentina, by virtue of which the National Government implemented a series of health measures of social, preventive and mandatory isolation at the national level that began on March 19, 2020 and extended several times, most recently until November 8, 2020 inclusive in the Metropolitan Area of Buenos Aires although it has been extended in some cities in the interior of the country. Among this measures, that affected the local economy, the following stand out: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and cabotage flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

This series of measures affected a large part of Argentine companies, which experienced a drop in their income and inconveniences in the payment chain. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID-19 pandemic. Likewise, it should be noted that, to the stagnation of the Argentine economy, a context of international crisis is added because of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy is expected.

After various negotiations between the Argentine government and the bondholders, the Argentine government announced the conclusion of a principle of agreement with the main groups of creditors, to avoid default. On August 28, 2020, the government reported that 93.55% of the holders of the total outstanding principal amount of all the bonds accepted the debt swap, and on August 31, 2020, the national government obtained the required consents to redeem and / or modify 99.01% of the total outstanding principal amount of all series of eligible bonds. As of the date of issuance of these financial statements, the new bonds are already trading on the market.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

In turn, the government is challenged to achieve a successful debt renegotiation with the IMF. If Argentina achieves a favourable result and agrees to restructure its debt with the IMF, this could have a positive impact on the Argentine economy, in the medium and long term. On the contrary, the lack of an agreement with external private creditors could lead to a default of the Argentine sovereign debt and, consequently, this situation could generate limitations to the companies' ability to access new financing.

At the local environment, the following circumstances are displayed:

●
In August 2020, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of (11.6)% compared to the same month of 2019, and 1.1% compared to the previous month.

●
The survey on market expectations prepared by the Central Bank in October 2020, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 35.8% for 2020. The analysts who confirm the REM forecast a variation in real GDP for 2020 of (11.6)%. In turn, they foresee that in 2021 economic activity will rebound in activity, reaching an economic growth of 4.5%.

●
The interannual inflation as of September 30, 2020 reached 36.6%.

●
In the period from September 2019 to September 2020, the argentine peso depreciated 32.3% against the US dollar according to the wholesale average exchange rate of Argentine Nation Bank. Given the exchange restrictions in force since August 2019, as of September 30, 2020 there is an exchange gap of approximately 82% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Central Bank of the Argentine Republic. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (MULC in Spanish) to acquire the foreign exchange necessary to meet its financial obligations.

On September 15, 2020, the Central Bank of the Argentine Republic (“BCRA”) published Communications “A” 7105 and 7106, which establishes, among other measures, that those who register financial debts with capital maturities in foreign currency scheduled between 10.15.2020 and 03.31.2021, they had to submit a refinancing plan to the BCRA based on the following criteria: (a) that the net amount for which the exchangemarket will be accessed in the original terms will not exceed 40% of the amount of capital maturing in the period indicated above, and (b) that the rest of the capital is, as a minimum, refinanced with a new external debt with an average life of 2 years, provided that the new debt is settled in the market of changes. It is worth mentioning that for the maturities to be registered from the effective date of the communication (September 16, 2020) and until 12.31.2020, the refinancing plan must be submitted prior to 09.30.2020; and the submission deadline for the remaining maturities -between January 1, 2021 and March 31, 2021, must be submitted with a term of at least 30 calendar days before the maturity of the capital to be refinanced.

COVID-19 pandemic

As described above, the COVID-19 pandemic is adversely impacting both the global economy and the Argentine economy and the Group's business.

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are set out below:

●
Because of the social, preventive and obligatory lockdown, shopping malls throughout the country were closed since March 20, 2020, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks. The reopening of shopping malls in the interior of the country began during the months of May, June, and July. In August 2020, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and in October 2020, the Group’s shopping malls opened in the City and Greater Buenos Aires. As of October 31, 2020, all the Group’s shopping malls were open operating under strict protocols. However, the uncertainty of the situation could cause setbacks in the openings already made, as happened in some shopping malls in the interior of the country in previous months due to the increase in cases in those regions.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

●
Given the closure of the shopping malls, the Group has decided to condone the billing and collection of the Insured Monthly Value until September 30, 2020, with some exceptions and to subsidize the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants. Additionally, an increase in the delinquency rates of some tenants has been detected. As a result of the above, the impact on shopping malls is a 82.4% decrease in rental and service income during the first quarter of fiscal year 2021 compared to the same period of last fiscal year, and a 12.6% increase compared to the immediately preceding quarter. Additionally, the charge for bad debts in the first quarter of fiscal year 2012 is ARS 40 million and ARS 37 million in the same period of previous fiscal year.

●
In relation to the offices business, although most of the tenants are working in the home office mode, they are operational with strict safety and hygiene protocols. To date, we have not evidenced a deterioration in collections.

●
La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, establishments that the Group owns directly or indirectly, have also been closed since March 20. All planned congresses were suspended, most of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena stadium were mostly cancelled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

●
The Libertador hotel in the City of Buenos Aires and Llao Llao in the province of Río Negro have temporarily closed since the mandatory lockdown decreed in March 2020, while the Intercontinental Hotel in the City of Buenos Aires has worked only under a contingency and emergency plan. As a result of the above, the impact on these financial statements is a 99% decrease in revenues compared to same period of previous fiscal year After the end of first quarter of fiscal year 2021, on November 16, the Llao Llao Hotel opened its doors operating under strict protocols. It is expected that the hotels in the city of Buenos Aires will gradually begin to restart their activity in the coming months.

In financial matters, in May and July 2020, IRSA has issued Notes in the local market for an approximate amount of USD 105.4 million. With those proceeds, the Company canceled its Series II Notes for a nominal value of USD 71.4 million maturing on July 20, 2020 and Series II Notes for a nominal value of CLP 31,502.6 million (equivalent to approximately USD 41 million) maturing on August 6, 2020. On the other hand, IRSA CP canceled its Series IV Notes on September 14 for a nominal value of USD 140 million.

The maturity of IRSA Series I notes for a nominal value of USD 181.5 million falls within the period contemplated by communication “A” 7106 of the BCRA mentioned above. In this sense, IRSA presented a proposal to the BCRA in the corresponding terms and carried out an exchange operation through the payment in cash of USD 72.6 million and the issuance of two new series of Notes: Series VIII and Series IX for a nominal value of USD 31.7 million and USD 80.7 million (including USD 6.5 million of new subscriptions). The exchange offer was accepted by 98.3%

In the next 12 months, IRSA faces the maturity of its Series III Notes for a nominal value of ARS 354 million (equivalent to USD 4.6 million) maturing on February 21, 2021, Series IV Notes for a nominal value of USD 51.4 million maturing on May 21, 2021, Series VI Notes for a nominal value of ARS 335 million (equivalent to USD 4.4 million) maturing on July 21, 2021, bank overdrafts for an amount equivalent to USD 22.0 million and other banking debt for USD 11.8 million. For its part, IRSA CP has maturities of banking debt for the approximate sum of USD 72.7 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

It is important to mention that IRSA has approved with IRSA CP a credit line for up to USD 180 million over 3 years, of which as of September 30, 2020 IRSA used approximately USD 104.5 million, leaving the balance available. Additionally, at the Annual Shareholders Meeting, held on October 26, 2020, IRSA CP approved the distribution of a cash dividend of ARS 9,700 million that will be paid on November 25. As of September 30, IRSA owned an 80.65% stake in IRSA CP.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and difficult to fully predict. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

Consolidated Results

(in millions of ARS)	IQ 21	IQ 20	YoY Var
Revenues	1,609	4,487	-64.1%
Net gain from fair value adjustment of investment properties	24,089	12,349	95.1%
Profit from operations	23,489	14,142	66.1%
Depreciation and amortization	122	119	2.5%
EBITDA(1)	23,611	14,261	65.6%
Adjusted EBITDA(1)	4,876	1,912	155.0%
Profit of the Period from continuing operations	14,736	1,130	1,204.1%
Result of the Period from discontinued operations	-6,396	13,887	-146.1%
Profit of the period	8,340	15,017	-44.5%
Attributable to equity holders of the parent	6,615	4,509	46.7%
Attributable to non-controlling interest	1,725	10,508	-83.6%
(1) See Point XIX: EBITDA Reconciliation

Company’s income decreased by 64.1% during the first quarter of fiscal year 2021 compared to the same period of 2020 mainly due to the impact of COVID-19 pandemic in our subsidiary IRSA CP Shopping Malls segment that straightly affected operations, while adjusted EBITDA increased 155.0% mainly explained by Sales and Developments segment whose adjusted EBITDA reached ARS 4,923 million because of Bouchard 710 and Boston Tower’s office sales made by IRSA CP. Rental segments Adjusted EBITDA reached ARS 92 million, negative ARS 150 million from the Shopping Malls segment, ARS 386 million from the Offices segment, and negative ARS 144 million from Hotels Segment, which represents a decrease of 96% compared to the same period of previous fiscal year.

The net result for the first quarter of fiscal year 2021 recorded a gain of ARS 8,340 million compared to ARS 15,017 million in the same period of 2020, which implies a decrease of 44.5%. The profit from continuing operations shows a gain of ARS 14,736 million, compared to a gain of ARS 1,130 million in the same period of the previous fiscal year, which implies an increase of 1,204.1%. This significant increase is explained by higher results from changes in the fair value of investment properties, partially offset by the decrease in income from the Shopping Malls segment of our subsidiary IRSA CP. On the other hand, the result of discontinued operations reflects a loss of ARS 6,396 million because of the deconsolidation of the investment in Israel as of September 30, 2020, explained by the operating result for the period and the loss due to the derecognition of remaining assets and associated reserves. For more information see “Material and Subsequent Events”.

II. Shopping Malls (through our subsidiary IRSA Propiedades Comerciales S.A.)

During the first quarter of fiscal year 2020, our tenants’ sales reached ARS 5,174 million, 79.4% lower, in real terms, than the same period of 2020. Compared to the immediately previous quarter (IVQ20), there is an increase of 207% in real terms due to the reopening of some of the company's shopping centers that were operating as of September 30, 2020. These reopening began in the interior of the country during the months of May, June, and July 2020. In August, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and after the end of the quarter, In October 2020, the Group's shopping centers opened in the City and Greater Buenos Aires. As of October 31, 2020, all Group's shopping centers were open, operating with rigorous protocols.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

Our portfolio’s leasable area totaled 333,345 sqm during the quarter, in line with the same period of previous fiscal year. Portfolio’s occupancy remained at approximately 92.8%.

Shopping Malls’ Operating Indicators

(in ARS million, except indicated)	IQ 21	IVQ 20	IIIQ 20	IIQ 20	IQ 20
Gross leasable area (sqm)	333,345	333,062	332,642	332,812	332,277
Tenants’ sales (3 months cumulative)	5,174	1,686	18,381	30,140	25,113
Occupancy	92.8%	93.2%	94.8%	95.0%	94.3%

Shopping Malls’ Financial Indicators

(in millions of ARS)	IQ 21	IQ 20	YoY Var
Revenues from sales, leases, and services	367	2,085	-82.4%
Net result from fair value adjustment on investment properties	1,178	601	96.0%
Result from operations	986	2,082	-52.6%
Depreciation and amortization	42	37	13.5%
EBITDA (1)	1,028	2,119	-51.5%
Adjusted EBITDA (1)	(150)	1,518	-109.9%
(1) See Point XIX: EBITDA Reconciliation

Income from this segment decreased 82.4% during the first quarter of fiscal year 2021, compared with same period of previous fiscal year, mainly explained by the closure of operations due to COVID-19 from March 20 to October 14, 2020, date from which all the company’s shopping malls are operational.

Adjusted EBITDA was negative by ARS 150 million, a 109.9% decrease when compared to the same period of fiscal year 2020 as a direct consequence of the impact of the COVID-19 pandemic on operations.

Operating data of our Shopping Malls

	Date of opening	Location	Gross Leasable Area sqm (1)	Stores	Occupancy Rate (2)	IRSA CP’s Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,655	136	94.5%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,761	163	94.6%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,801	126	96.2%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	97.4%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	89.7%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	48,805	164	71.7%	80%
Soleil	Jul-10	Province of Buenos Aires	15,156	79	95.9%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	100.0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,313	85	99.6%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,682	140	98.3%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	43,123	127	96.0%	100%
Córdoba Shopping	Dec-06	Córdoba	15,361	104	98.1%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	70	97.4%	50%
Alto Comahue	Mar-15	Neuquén	11,702	95	93.9%	99.95%
Patio Olmos(6)	Sep-07	Córdoba
Total			333,345	1,557	92.8%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

Cumulative tenants’ sales as of September 30

(per Shopping Mall, in ARS. million)	IQ 21	IQ 20	YoY Var
Alto Palermo	127	3,116	-95.9%
Abasto Shopping	94	3,231	-97.1%
Alto Avellaneda	92	2,829	-96.7%
Alcorta Shopping	17	1,765	-99.0%
Patio Bullrich	168	1,193	-85.9%
Dot Baires Shopping	83	2,390	-96.5%
Soleil	184	1,377	-86.6%
Distrito Arcos	500	1,491	-66.5%
Alto Noa Shopping	653	1,099	-40.6%
Alto Rosario Shopping	1,230	2,509	-51.0%
Mendoza Plaza Shopping	1,226	1,971	-37.8%
Córdoba Shopping	506	771	-34.4%
La Ribera Shopping(1)	142	572	-75.2%
Alto Comahue	152	799	-81.0%
Total	5,174	25,113	-79.4%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales per type of business

(per Type of Business. in ARS million)	IQ 21	IQ 20	YoY Var
Anchor Store	381	1,327	-71.3%
Clothes and Footwear	2,477	13,575	-81.8%
Entertainment	-	1,047	-100.0%
Home	143	493	-71.0%
Restaurant	452	3,065	-85.3%
Miscellaneous	939	3,140	-70.1%
Services	23	296	-92.2%
Electronic appliances	759	2,170	-65.0%
Total	5,174	25,113	-79.4%

Detailed Revenues as of September 30

(in ARS million)	IQ 21	IQ 20	YoY Var
Base Rent (1)	65	1,045	-93.8%
Percentage Rent	63	499	-87.4%
Total Rent	128	1,544	-91.7%
Revenues from non-traditional advertising	33	56	-41.1%
Admission rights	146	263	-44.5%
Fees	25	29	-13.8%
Parking	3	122	-97.5%
Commissions	29	56	-48.2%
Others	3	15	-80.0%
Subtotal (2)	367	2,085	-82.4%
Expenses and Collective Promotion Funds	354	844	-58.1%
Total	721	2,929	-75.4%
(1) Includes Revenues from stands for ARS 43.8 million cumulative as of September 2020
(2) Does not include Patio Olmos.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

III. Offices

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by COVID-19 brought with it a combination of lower demand, increased vacancy that reached 11.3%, 1.1 bps higher than previous quarter, and a slight decrease in the rental prices of category A + and A office buildings in Buenos Aires, which went from USD 26.3 to USD 26.0 for this quarter.

Offices’ Operating Indicators

	IQ 21	IVQ 20	IIIQ 20	IIQ 20	IQ 20
Leasable area	93,144	115,640	115,640	115,640	115,640
Total Occupancy	83.7%	86.1%	87.0%	88.7%	88.1%
Class A+ & A Occupancy	91.6%	93.0%	93.9%	97.1%	96.6%
Class B Occupancy	53.6%	52.4%	53.2%	47.5%	46.2%
Rent USD/sqm	26.0	26.6	26.6	26.9	26.6

Gross leasable area was 93,144 sqm as of the three-month period of fiscal year 2021, highly decreased when compared to the same period of previous year due to the sale of Bouchard Building and six floors sales of the Boston Tower.

Portfolio average occupancy decreases compared to previous quarters reaching 83.7%, mainly due to a slightly higher vacancy in our premium portfolio (class A+&A), mainly motivated by the sale of 100% occupied Boston Tower floors. Category B offices increased 1.3 bps their occupancy. The average rental price reached USD 26.0 per sqm, slightly below previous quarters.

Offices’ Financial Indicators

(in ARS million)	IQ 21	IQ 20	YoY Var
Revenues from sales, leases and services	541	697	-22.4%
Net gain from fair value adjustment on investment properties, PP&E e inventories	13,112	6,845	91.6%
Profit from operations	13,483	7,413	81.9%
Depreciation and amortization	15	7	114.3%
EBITDA(1)	13,498	7,420	81.9%
Adjusted EBITDA (1)	386	575	-32.9%
(1) See Point XIX: EBITDA Reconciliation

In real terms, during the first quarter of fiscal year 2021, revenues from the offices segment decreased by 22.4% compared to the same period of 2020.

Adjusted EBITDA from this segment diminished 32.9% compared to the same period of the previous year due to the decrease in revenues related to the sale of offices floors, decrease in occupancy, and increase in commercial bonuses. Adjusted EBITDA margin was 71.3%, 11.2 bps higher than the same period of previous year.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

Below is information on our Office segment and other rental properties as of September 30, 2020.

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	IRSA CP’s Actual Interest	IQ 21 - Rental revenues (ARS thousand)
AAA & A Offices
República Building	Apr-08	19,885	86.9%	100%	115,706
BankBoston Tower	Aug-07	7,383	85.6%	100%	71,721
Intercontinental Plaza(3)	Nov-97	2,979	100.0%	100%	31,654
Bouchard 710	Jun-05	-	-	100%	31,066
Dot Building	Nov-06	11,242	84.9%	80%	55,714
Zetta	May-19	32,173	97.5%	80%	188,072
Total AAA & A Offices		73,662	91.6%		493,933

B Offices
Philips	Jun-17	8,017	85.8%	100%	8,574
Suipacha 652/64	Nov-91	11,465	31.2%	100%	27,684
Total B Buildings		19,482	53.6%		36,258
Subtotal Offices		93,144	83.7%		530,191

Other rental properties(4)					10,150
Total Offices		93,144	83.7%		540,341
(1) Corresponds to the total leasable surface area of each property as of September 30, 2020. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of September 30, 2020.
(3) We own 13.2% of the building that has 22,535 square meters of gross rental area.
(4) Includes rental income from all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665, San Martin Plot and Santa María del Plata).

IV. Sales and Developments

(in millions of ARS)	IQ 21	IQ 20	YoY Var
Revenues	39	83	-53.0%
Net gain from fair value adjustment on investment properties	10,096	5,153	95.9%
Profit from operations	9,661	5,045	91.5%
Depreciation and amortization	4	12	-66.7%
Net realized gain from fair value adjustment on investment properties	5,354	-	-
EBITDA(1)	9,665	5,057	91.1%
Adjusted EBITDA(1)	4,923	-96	-
(1) See Point XIX: EBITDA Reconciliation

Revenues from the “Sales and Development” segment decreased 53.0% during the first quarter of fiscal year 2021 compared to the same period of previous year, due to a drop in Catalinas' revenue recognition because of a lesser work progress when compared to the same period of last fiscal year. Adjusted EBITDA of the segment was a ARS 4,923 million gain, mainly explained by the impact of the realized fair value of the sales of Bouchard 710 and Boston Tower sqm, compared to a ARS 96 million loss in the same period of fiscal year 2020.

	Investment Properties Sales
Office Buildings	Date	Floors	GLA	Price (USD MM)	Price sqm (USD)
Bouchard 710 – Total	Jul-2020	12	15,014	87.2	5,800
Boston Tower – Partial	Jul & Aug-2020	6	7,482	41.4	5,530
IQ21 Sales			22,496	128.6
Boston Tower - Remaining	Nov-2020	7	7,158	42.0(1)	5,710
Subsequent Sales			7,158	42.0
(1) Includes the value of a retail store for USD 1.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

V. CAPEX (through our subsidiary IRSA Propiedades Comerciales S.A.)

The works that the company had in progress before the emergence of COVID-19 have been suspended due to the interruption of construction activity in the city of Buenos Aires on March 20. To date, the works were resumed in their entirety, operating with all the protocols in force.

200 Della Paolera - Catalinas building

The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and is located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The company owns 28,051 square meters consisting of 24 floors and 272 parking spaces in the building. The total estimated investment in the project amounts to ARS 2,600 million and as of today, work progress is 97%.

Alto Palermo Expansion

We keep working on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of today is 66% and construction works are expected to be finished by June 2021.

VI. Hotels

Hotels segment has also been affected by the social, preventive, and mandatory isolation decreed by the Argentine government as of March 20, 2020, together with the closure of borders and the arrival of tourism. The Libertador hotel in the City of Buenos Aires and Llao Llao in the province of Río Negro have temporarily closed since the mandatory lockdown decreed in March 2020, while the Intercontinental Hotel in the City of Buenos Aires has worked only under a contingency and emergency plan. After the end of first quarter of fiscal year 2021, on November 16, the Llao Llao Hotel opened its doors operating under strict protocols. It is expected that the hotels in the city of Buenos Aires will gradually begin to restart their activity in the coming months.

(in millions of ARS)	IQ 21	IQ 20	YoY Var
Revenues	6	701	-99.1%
Profit from operations	(191)	84	-327.4%
Depreciation and amortization	47	44	6.8%
EBITDA	(144)	128	-212.5%

During the first quarter of fiscal year 2021, Hotels segment recorded a decrease in revenues of 99.1% while the segment’s EBITDA reached ARS 144 million negative, a 212.5% decrease when compared to the same period of previous fiscal year.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms

Intercontinental (1)	11/01/1997	76.34%	313
Sheraton Libertador (2)	03/01/1998	100.00%	200
Llao Llao (3)	06/01/1997	50.00%	205
Total	-	-	718
(1) Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(2) Through Hoteles Argentinos S.A.U.
(3) Through Llao Llao Resorts S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

Hotels’ operating and financial indicators

	IQ 21	IVQ 20	IIIQ 20	IIQ 20	IQ 20
Average Occupancy	0.6%	0.6%	52.8%	68.1%	61.6%
Average Rate per Room (USD/night)	95	86	193	180	163

VII. International

Lipstick Building, New York, United States

On August 7, 2020, Metropolitan signed an agreement with the owner of the Ground Lease in which it terminated the relationship, leaving the administration of the building. For this reason, Metropolitan ceases to recognize the liabilities associated with the ground lease, as well as ceases to recognize all the assets and liabilities associated with the building and the operation of the administration.

Investment in Condor Hospitality Inc.

On July 19, 2019, Condor signed an agreement and merger plan. As agreed, each Condor ordinary share, whose nominal value is USD 0.01 will be canceled before the merger and will become the right to receive a cash amount equivalent to USD 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled and will become entitled to receive a cash amount equal to USD 10.00 per share. The closing of the acquisition, scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor signed an agreement with NexPoint Hospitality Trust (“NHT”) and some of its affiliates to resolve and settle all claims between them related to the merger agreement. According to this agreement, NHT and its affiliates shall make three payments to Condor in three instalments ending on December 30, 2020 and totalling USD 7.0 million.

As of the date of these financial statement presentation, the group owned 2,245,100 common shares and 325,752 preferred E shares.

VIII. Corporate

(in millions of ARS)	IQ 21	IQ 20	YoY Var
Revenues	-	-	-
Loss from operations	(74)	(88)	-15.9%
Depreciation and amortization	1	1	-
EBITDA	(73)	(87)	-16.1%

IX. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of September 30, 2020. During the first quarter of fiscal year 2021, the investment in Banco Hipotecario generated a ARS 60 million loss compared to a ARS 477 million gain during the same period of 2020. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

X. EBITDA by Segment (ARS million)

IQ 21	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Profit / (loss) from operations	986	13,483	9,661	(191)	11	(74)	492	24,368
Depreciation and amortization	42	15	4	47	-	1	13	122
EBITDA	1,028	13,498	9,665	(144)	11	(73)	505	24,490

IQ 20	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Profit / (loss) from operations	2,082	7,413	5,045	84	(43)	(88)	257	14,750
Depreciation and amortization	37	7	12	44	1	1	10	112
EBITDA	2,119	7,420	5,057	128	(42)	(87)	267	14,862
EBITDA Var	-51,5%	81,9%	91,1%	-212,5%	-	-16,1%	89,1%	64,8%

XI. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	1,218	(8)	405	(6)	1,609
Costs	(651)	14	(460)	-	(1,097)
Gross result	567	6	(55)	(6)	512
Net loss from fair value adjustment of investment properties	24,926	(837)	-	-	24,089
General and administrative expenses	(654)	1	-	9	(644)
Selling expenses	(451)	1	-	-	(450)
Other operating results, net	(25)	1	9	(3)	(18)
Result from operations	24,363	(828)	(46)	-	23,489
Share of loss of associates and joint ventures	(472)	619	-	-	147
Result before financial results and income tax	23,891	(209)	(46)	-	23,636
*Includes Puerto Retiro, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

XII. Financial Debt and Other Indebtedness

The following table describes our total indebtedness as of September 30, 2020:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	22.0	Floating	< 360 days
Series I NCN	USD	181.5	10.0%	Nov-20
Series III NCN	ARS	4.6	Variable	Feb-21
Series IV NCN	USD	51.4	7.0%	May-21
Series VI NCN	ARS	4.4	Floating	Jul-21
Series VII NCN	USD	33.7	4.0%	Jan-22
Series V NCN	USD	9.2	9.0%	May-22
Loan with IRSA CP(3)	USD	104.5	-	Mar-22
Other debt	USD	17.6	-	Feb-22
IRSA’s Total Debt	USD	428.9
Cash & Cash Equivalents + Investments	USD	0.3
IRSA’s Net Debt	USD	428.6
Bank loans and overdrafts	ARS	72.7	-	< 360 days
PAMSA loan	USD	27.0	Fixed	Feb-23
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt	USD	459.7
Cash & Cash Equivalents + Investments (2)	USD	134.7
Intercompany Credit	USD	104.5
IRSA CP’s Net Debt	USD	220.5
(1)
Principal amount in USD (million) at an exchange rate of ARS 76.18/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3)
Includes amounts taken by IRSA and subsidiaries.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

XIII. Material and Subsequent Events

July 2020: Notes issuance

On July 21, 2020, the company issued in the local market a total amount of USD 38.4 million through the following Notes:

●
Series VI: denominated and payable in pesos for ARS 335.2 million (equivalent at the time of issuance to USD 4.7 million) at a variable rate (private BADLAR + 4.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 9 (nine) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date, July 21, 2021. Price of issuance was 100.0% of the nominal value.

●
Series VII: denominated in dollars and payable in pesos at the applicable exchange rate for USD 33.7 million at a fixed rate of 4.0%, with quarterly payments and principal expiring on January 21, 2022. Price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities.

September 2020: Investment in IDBD and DIC

IDBD financial situation as of June 30, 2020 showed a negative Shareholders Equity, negative Cash Flows and a downgrade in the credit rating. In order to comply with financial liabilities, including short term debts, IDBD cash flow depended on the financial support of its controlling shareholder (Dolphin Netherlands B.V.) and the sale of assets which was not under the control of IDBD. IDBD has been keeping negotiations with financial creditors (bondholders) to restructure its financial debt in more favorable conditions.

As of June 30, 2020, the aggregate principal amount of the (i) IDBD Series 9 Bonds was NIS 901 million (“Series 9”), (ii) IDBD Series 14 Bonds was NIS 889 million collateralized by DIC shares owned directly or indirectly by us representing 70% of the share capital of DIC (“Series 14”), (iii) IDBD Series 15 Bonds was NIS 238million collateralized by shares of Clal representing 5% of the share capital of Clal (“Series 15”).

On September 7, 2020, the Company reported that, regarding the capital contributions committed for September 2, 2020 and 2021, for NIS 70 million each, it considered that there were doubts regarding the fulfilment of the previous conditions established to make said contributions. Therefore, it has resolved not to make the corresponding payment for this year.

On September 17, 2020, the Series 9 trustee submitted to the District Court in Tel-Aviv-Jaffa (the "Court") a petition to grant an order for the opening of proceedings for IDBD pursuant to the Insolvency and Economic Rehabilitation Law, 5778 – 2018 and to instruct the appointment of a trustee for IDBD pursuant to Section 33 and to grant the trustee any and all authority over the decision making of IDBD as well as the request of an immediate hearing to open the proceedings against IDBD (the “Petition”).

On September 21, 2020, the Series 14 trustee informed that the holders of Series 14 approved to make the entire uncleared balance of Series 14 repayable immediately.

On September 22, 2020, IDBD and Dolphin Netherlands B.V. submitted an initial response to the Petition, arguing that it was in the best interest of IDBD and its creditors to exhaust the negotiations among the controlling shareholder and its creditors during a short period with the aim to maximize the value of its assets, avoid costs and additional negative effects.

In addition, responses by the Series 14 trustee and the Series 15 trustee were filed requesting the enforcement of liens and the appointment of a receiver as well as an urgent hearing, which was scheduled for September 24, 2020.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

On September 25, 2020, the Court resolved that IDBD is insolvent and has therefore resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC Shares and the Pledged Clal Shares. After this decision, the IDBD Board of Directors was removed from its functions, so the Group lost control on that date, proceeding to deconsolidate the financial statements.

October 2019: General Ordinary and Extraordinary Shareholders’ Meeting

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 30, 2019, the following matters, inter alia, were resolved:

●
Distribution of a dividend in kind for ARS 484 million in shares of IRSA Propiedades Comerciales, subsidiary of IRSA.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2020.

●
Incentive plan for employees. management and directors to be integrated without premium for up to 1% of the Capital Stock.

November 2020: Dividend distribution announcement

The company announced that a dividend in the amount of ARS 484 million was made available to the Shareholders as of November 17, 2020 payable in shares of IRSA Propiedades Comerciales SA, according to the share price of that company as of October 23, 2020 that amounts to ARS 320 per share.

The Company paid the sum of 1,512,500 shares of IRSA Propiedades Comerciales S.A. at a ratio of 0.00261372304655 shares IRSA Propiedades Comerciales S.A. per IRSA share and 0.0261372304655 per IRSA ADR. The dividend was charged to the fiscal year ended June 30, 2020, and was paid to all shareholders who had such quality as of November 16, 2020 according to the record kept by Caja de Valores S.A.

November 2020: Notes Issuance – Exchange Offer Series I Notes - BCRA “A” 7106 Communication

On November 12, 2020, the company carried out an exchange operation of its Series I Notes, for a nominal value of USD 181.5 million

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

●
Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 104.3 million.


Nominal Value to be Issued: approximately USD 31.7 million.


Issuance Price: 100% nominal value.


Maturity Date: It will be November 12, 2023.


Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

■
A sum of money of approximately USD 72,6 million for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.69622593 for each USD 1 of existing notes presented to the Exchange; and

■
The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII.


Annual Nominal Fixed Interest Rate: 10.00%.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020


Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).


Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.


Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

●
Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 74.2 million.


Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately USD 80.7 million.


Issuance Price: 100% nominal value.


Maturity Date: It will be March 1, 2023.


Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.


Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.


Annual Nominal Fixed Interest Rate: 10.00%.


Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.


Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.


Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

●
Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, the Company has modified and replaced the following essential and non-essential terms and conditions of the existing notes.


By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.


Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

■
Expiration Date: It will be March 1, 2023.

■
Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.


It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

XIV. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	09.30.2020	06.30.2020
Non-current assets	187,230	453,746
Current assets	13,185	221,464
Total assets	200,415	675,210
Capital and reserves attributable to the equity holders of the parent	70,375	61,500
Non-controlling interest	23,364	70,544
Total shareholders’ equity	93,739	132,044
Non-current liabilities	76,626	388,806
Current liabilities	30,050	154,360
Total liabilities	106,676	543,166
Total liabilities and shareholders’ equity	200,415	675,210

XV. Summarized Comparative Consolidated Income Statement

(in ARS million)	09.30.2020	09.30.2019
Profit from operations	23,489	14,142
Share of profit of associates and joint ventures	147	737
Profit from operations before financing and taxation	23,636	14,879
Financial income	56	83
Financial cost	(1,593)	(1,782)
Other financial results	624	(9,152)
Inflation adjustment	(29)	(393)
Financial results, net	(942	(11,244)
Profit before income tax	22,694	3,635
Income tax	(7,958)	(2,505)
Profit for the period from continued operations	14,736	1,130
Profit from discontinued operations after taxes	(6,396)	13,887
Profit for the period	8,340	15,017
Other comprehensive income for the period	(8,673)	15,847
Total comprehensive income for the period	(333)	30,864

Attributable to:
Equity holders of the parent	2,914	3,568
Non-controlling interest	(3,247)	27,296

XVI. Summary Comparative Consolidated Cash Flow

(in ARS million)	09.30.2020	09.30.2019
Net cash generated from operating activities	3,362	10,467
Net cash generated from investing activities	41,441	3,490
Net cash used in financing activities	(27,144)	(35,239)
Net increase / (decrease) in cash and cash equivalents	17,659	(21,282)
Cash and cash equivalents at beginning of year	97,276	93,059
Cash and cash equivalents reclassified to held for sale	-	36
Subsidiaries deconsolidation	(104,164)	-
Foreign exchange gain on cash and changes in fair value of cash equivalents	(6,374)	13,875
Cash and cash equivalents at period-end	4,397	85,688

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

XVII. Comparative Ratios

(in ARS million)	09.30.2020		09.30.2019
Liquidity
CURRENT ASSETS	13,185	0.44	224,335	1.62
CURRENT LIABILITIES	30,050		138,883
Indebtedness
TOTAL LIABILITIES	106,676	1.52	594,595	11.54
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	70,375		51,512
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	70,375	0.66	51,512	0.09
TOTAL LIABILITIES	106,676		594,595
Capital Assets
NON-CURRENT ASSETS	187,230	0.93	484,335	0.68
TOTAL ASSETS	200,415		708,670

XVIII. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the three-month period ended September 30 (in ARS million)
	2020	2019
Profit for the period	8,340	15,017
(Loss) / Profit from discontinued operations	6,396	(13,887)
Interest income	(17)	(83)
Interest expense	1,485	1,661
Income tax	7,958	2,505
Depreciation and amortization	122	119
EBITDA (unaudited)	24,284	5,332
Unrealized net gain from fair value adjustment of investment properties	(18,735)	(12,349)
Share of profit of associates and joint ventures	(147)	(737)
Dividends earned	(12)	-
Foreign exchange differences net	8	8,929
(Gain) / loss from derivative financial instruments	188	(225)
Fair value gains of financial assets and liabilities at fair value through profit or loss	(800)	456
Inflation adjustment	29	393
Other financial costs/income	61	113
Adjusted EBITDA (unaudited)	4,876	1,912
Adjusted EBITDA Margin (unaudited)(1)	303.05%	42.61%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2020

XIX. Brief comment on future prospects for the Fiscal Year

The year 2021 is projected as a great challenge for the company due to the impact of COVID-19 pandemic in the economic activity in Argentina.

As is public knowledge and was mentioned at the beginning of this informative review, as a consequence of the social, preventive and compulsory lockdown, shopping malls throughout the country were closed since March 20, 2020, leaving open exclusively those stores dedicated to essential activities such as pharmacies, supermarkets and banks. This had a significant impact on the revenues of this segment in the last two quarters andwill have it in the next quarter since the company's shopping malls opened 100% in mid-October and are working under rigorous protocols that include social distancing, reduced traffic and hours, access controls, among other safety and hygiene measures. The office segment operated normally during the confinement period

The hotel segment has also been affected by social, preventive and mandatory lockdown. The Libertador hotel in the City of Buenos Aires and Llao Llao in the province of Río Negro have temporarily closed since March 20, while the Intercontinental Hotel in the City of Buenos Aires has only worked under a contingency and emergency plan. Subsequently, on November 16, the Llao Llao Hotel opened its doors operating under strict protocols. It is expected that the hotels in the city of Buenos Aires will gradually begin to relax their activity in the coming months.

Looking ahead to the next fiscal year, we will continue working on reducing and make the cost structure more efficient, hoping that the activity of shopping malls will evolve in line with the economic recovery. To date, although it is too early to evaluate a performance of the activity, we can perceive a gradual recovery in sales in our shopping malls, although progressive. Regarding the hotel business, we expect gradual openings until the regularization of air flows, which will lead to the full operations.

The Company’s Board of Directors will continue evaluating financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and to have the necessary liquidity to face its obligations. In the context of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), implementation of financial and / or corporate efficiencies in international companies directly or indirectly owned by the Company through reorganization processes, public and / or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to raise new capital, issuance of convertible negotiable obligations or subscription options or a combination of these three instruments, repurchase of shares and instruments similar to those described that are useful for the proposed objectives. All this as it was described in the Annual Report of the Company corresponding to the fiscal year ending June 30, 2020.

The Company keeps its commitment to preserve the health and well-being of its clients, employees, tenants and the entire population, constantly reassessing its decisions in accordance with the evolution of events, the regulations that are issued and the guidelines of the competent authorities.

Saúl Zang
First Vice-Chairman